SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2005

MetroGAS Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 8, 2005 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

INDEX

Annual Report

Report of Independent Accountants

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Income

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation regarding the Company's financial statements corresponding to the fourteenth fiscal year, ended December 31, 2005.

1. MACROECONOMIC CONTEXT

Perhaps the most significant issue that took place during 2005, was the fact that Argentina moved out of default at the beginning of the year. However, as months went by, some other facts took place consolidating an upturn in the economy that, during the last three years, has recovered the ground lost during the crisis. The conjunction of internal macroeconomic factors, together with very favorable international context, has made the Gross Domestic Product ("GDP") be currently placed over the values registered in 1998.

The pillars of macroeconomic policy continued being the same: a competitive exchange rate, a high external surplus, fiscal surplus and an expansive monetary policy. Within this context, the high idle capacity set before the crisis was conclusive to keep up the economic upturn with an increasing rate of investment, but yet low.

Nowadays inflation is clearly the highest risk factor in the country's economy, which drags a number of possible drawbacks: under-investment, specially in areas which are critical to sustain growth, energetic restriction, salary and cost increase, credit shortage, and no reintegration into capital markets.

This economic upturn, which implied a 9.1% increase in GDP during 2005, was based on five areas that represent 60% of the GDP, the industry (specially automakers), construction, commerce, the agricultural sector, and banks had an average 11.6% annual increase. Meanwhile, the remaining 40% of the economy had an average annual growth of around 5.5%.

As regards inflation, the accumulated 4% during the first quarter was the first warning. The government's response consisted in signing agreements for sector prices and increasing export tax on certain products. Moreover, the "counter-cyclical fiscal fund" was announced, reimbursements to food exports were suspended and reduction to double severance pay was fostered, regardless of these, inflation during 2005 was 12.3%.

As regards foreign commerce, and although the last three years showed and important economic upturn, Argentina maintained a high commercial surplus during 2005. Exports were an important contribution to the increase of the activity level, going up by 15% not only regarding volume but also value. Imports continued growing considerably during 2005. When analyzing the origin of imports, it is observed that during the last years products coming from Brazil have been favored, currently representing 36% of the total imports. The high commercial surplus continued establishing the rhythm of the exchange market.

During 2005 the banking system showed an annual growth not only in deposits (20%) but also in credits (37%). Deposits were increased by means of accounts from the public sector and transactional deposits from the private sector, while long-term deposits are still at the same level they were at the end of 2002. This implies an increase of credits focused on loans for consumption, advance credits on current account and discounts on documents, thus being with detriment to the investing bank.

The fiscal situation was strongly supported by tax collection, which went up to 21% in 2005. On the other hand, expenses almost increased in the same proportion, therefore the primary surplus remained at similar levels to the ones in the previous year, around 3.7% of the GDP. The budget corresponding to 2006 maintains the assumption of the frozen primary surplus, where probably revenues will again have a higher increase than the one expected by the Economy and Production Ministry, thus generating fiscal savings or a "counter-cyclic fund" that, together with price control, constitute the main tools against inflation.

The rate of unemployment which was around 12.1% by the end of 2004, continued to improve, and by the end of 2005 it lowered to 10.1%. It's worth remembering that this rate, considering beneficiaries of the Head of Household programs and other similar programs as employed, was over 20% by the end of 2002.

Finally, as regards contracts renegotiation of utility services companies licensed by Law No. 25,561, it started to be more dynamic during 2005, receiving proposals by the Renegotiation Unit for the first time, that despite being unilateral and based on models that were agreed upon with other service companies from the energy area, it was possible to evaluate them and they helped to improve the dialogue and analysis between the parties, aiming at achieving an agreement that may satisfy both the National Government's interests and the interests of the Company and its shareholders.

Looking forward to 2006, many of the variables mentioned before seem strong enough to continue supporting the growth of the economy. Nevertheless, the list of pending issues that are still waiting for a solution is yet important. Among these pending issues we can mention acceleration of inflation, adjustment of regulatory frameworks and restructuring of tariffs for utility services companies, recovery of long-term credits and under-investment in areas that are able to sustain the growth.

2. COMPANY PROFILE

MetroGAS is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately 25.1% (*) of the total natural gas supplied by the nine distribution companies licensed after the privatization of Gas del Estado in late 1992 and currently has over 2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

Natural gas consumption in Argentina increased by approximately 59% since 1993. In that year, consumption was approximately 21,828 MMm3 (million of cubic meters) and in 2005 it increased to 34,647 MMm3 (*). This increase is due to energy substitution by end users, an abundant supply of natural gas, low relative prices compared to other energy sources and an increased capacity of major gas pipelines and the expansion of distribution networks.

Argentina's proven gas reserves amount to 553,427 MMm3 (**), with an 11 -year supply guarantee. Most of these reserves have been discovered as a result of oil exploration activities. There are 19 known sedimentary basins in the country, 10 of which are on-shore; 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; the Gulf of San Jorge and Austral basins in the south of the country. In 2005, the estimated annual production of natural gas reached almost 51,454 MMm3 (***) mainly coming from the Neuquén basin. Approximately 61% of all gas purchased by MetroGAS during 2005 came from the Neuquén basin and the remaining 39% from the Austral and Gulf of San Jorge basins.

Different factors made gas reserves as well as the relation between them and production decrease concerning the guarantee for years of supply if compared to last year. Among them we can mention regulatory uncertainty and the difference between oil and gas prices.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS")- December 2005.

(**) According to the latest available information provided by the Energy Secretariat - December 2004.

(***) According to the latest available information provided by the Energy Secretariat - December 2005.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the abovementioned law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the government's unilateral decision to renegotiate the license granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without prejudice to the requirements that utility services companies should go on complying with all their obligations. The process began on February 12, 2002 when the PEN issued Executive Order No. 293, through which the Ministry of Economy and Production was entitled to carry out the renegotiation, and who, by issuing Resolution No. 20/2002, stated the conditions to be followed for such process. On February 22, 2002, the PEN issued Executive Order No. 370 appointing the members of the Committee for Public Works and Services Contracts Renegotiation ("CRC").

After President Néstor Kirchner took office, on May 25, 2003, and by means of Executive Order No. 311/03 from July 3, 2003, the PEN created the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN"), aiming at giving advice during the renegotiation process of 61 public works and services contracts and developing a regulatory framework common to all public services. This unit is presided over by the Federal Planning, Public Investment and Service Minister ("MPFIPyS") and the Economy and Production Minister. The UNIREN continues the renegotiation process developed by the previous CRC created in February 2002.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possibility to go beyond Phase II (submittance of information) of such process.

A temporary tariff increase established by the PEN through Executive Orders No. 2,437/02 and No. 146/03 was not even implemented due to different legal proceedings.

Thus year 2004 starts, with a process of renegotiation that was supposed to be extended for 120 days and was delayed due to deadlines extended successively by the National Government under the terms of the emergency legislation, which was originally to be due in December 2003 but was extended up to December 31, 2004 by Law No. 25,790.

On January 13, 2004, MetroGAS sent a note to the UNIREN proposing the inclusion in the agenda of subjects that the Company considers relevant to be dealt with.

As from that date, only sporadic meetings were held with the technical teams but 2004 went by and no meaningful improvements were achieved to allow necessary consensus to close Phase III of the renegotiation process (discussion/negotiation based on submitted information) and, consequently, to start Phase IV (signing of an agreement).

Taking into account the little progress registered in the renegotiation process of 61 contracts included in Executive Order No. 311/03, the deadline of the emergency was extended for one more year, that is to say, until December 31, 2005 through Law No. 25,972 published in the Official Bulletin on December 17, 2004.

Dated January 13, 2005, the UNIREN sent all gas distributors a Letter of Understanding Project where essential information was about attachments not included therein and that should have information related to the estimates of costs variation rate, economic and financial projections for 2005/2006 and the investment plan that the Licensee committed to carry out. This Letter of Understanding, according to the UNIREN, sets the terms and conditions of the final agreement of renegotiation that will previously be examined in a Public Hearing. Such document did not arise from negotiations among the different parties as described in provisions in force, but it constituted a unilateral decision from the National Government. MetroGAS replied on January 27, 2005, that being an incomplete document, it was not possible to evaluate it in due form but that the Company was willing to take actions tending to reach a consensus.

Dated February 3, 2005, the UNIREN sent a new note, expressing its disagreement with the arguments and conclusions stated by MetroGAS in its note sent on January 27; consequently MetroGAS replied to such note on February 18, 2005, expressing that during three years it has submitted all the requested information, besides making additional presentations aimed at finishing Phase III of the process and at adjusting the License Contract on mutual agreement without introducing structural changes, so as to preserve, during the emergency, the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition, it was put on record that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficient way, keeping the quality level of the service, although no actions or measures are taken by the Government in order to minimize the higher cost of the system's operation, maintenance and development.

Later on, in March 2005, through joint Resolution No. 123/05 by the Ministry of Economy and Production and Resolution No. 237/05 by the MPFIPyS, the Government calls for Public Hearing in order to consider the terms and conditions of the possible contract adjustments that were dealt between the UNIREN and the companies, within the process carried out according to the Emergency Law No. 25,561, No. 25,790 and No. 25,792, Executive Order No. 311/03 and other additional rules.

On April 22, 2005 the Public Hearing took place, it was called by the UNIREN in order to put into consideration the proposal that the UNIREN sent to MetroGAS on January 13, 2005.

On June 16, 2005, MetroGAS received from the UNIREN note No. 1,449, containing a proposal for a Letter of Understanding, being this one improved regarding the original contents of the Letter of Understanding sent on January 13, 2005.

After analyzing the situation within the Company and consulting with the main shareholders, MetroGAS decided to present an alternative proposal, which was made on September 7, 2005.

After that, some meetings were held with the technicians and the legal team from the UNIREN, but there are still substantial issues to be solved, therefore no agreement contemplating both MetroGAS' and its shareholders' needs was able to be reached.

On November 24, 2005 the UNIREN sent a new Project of Letter of Understanding to the Company, in which there are issues set forth by the Company that have not been included, as for that matter the Company made an alternative proposal on December 29,2005.

Moreover, it is worth pointing out that, through Law No. 26,077 published in the Official Bulletin on January 10, 2006, the Emergency Law was extended up to December 31, 2006.

5. REGULATORY FRAMEWORK

In mid-February 2004, the PEN issued two Executive Orders whose provisions have had influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created the Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase markets under spot conditions and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled energy authorities to enter into agreements with natural gas producers in order to determine an adjustment in the price of gas purchased by gas distributors and the implementation of mechanisms applicable to users who purchase their own gas in a direct way, therefore distributors will no longer be able to supply them. Furthermore, it divides Residential customers in three subcategories according to their consumption levels.

Later on, a number of resolutions and provisions were passed to rule the mentioned Executive Orders. The main provisions introduced are regarding the following: i) Suspending exports of natural gas surplus which may be useful for domestic supply, ii) Elaborating a Rationalization Program of Natural Gas Exports and of the Use of Transportation Capacity, iii) Approving the Agreement for Implementing the Schedule for the Normalization of Natural Gas Prices at Points of Entry into the Transportation System, therefore, the Company has restructured all of its natural gas purchasing contracts during 2004 and 2005, iv) Awarding prizes for lowering consumption below defined levels and applying additional charges to certain users who exceed those same levels. Such program was suspended as from September 15, 2004 up to April 30, 2005. The Energy Secretariat ("ES") through Resolution No. 624/05, re-established the Program for the rational use of Energy ("PURE") changing some methodological aspects as from April 15, 2005, v) Setting up and constituting a Trust System by means of a Trust Fund, vi) Approving a mechanism to carry out cuts effectively in order to guarantee gas supply to those uninterruptible users, vii) Creating a Gas Electronic Market to supply natural gas under spot conditions and secondary transportation and distribution markets operated by the Buenos Aires Stock Exchange.

In May 2005, the ES passed Resolution No. 752/05 which established that as from August 1, 2005 (this was afterwards extended to September 1, 2005 by Resolution No. 930/05), gas distribution service companies could neither subscribe short, medium or long term contracts for purchasing natural gas at the Points of Entry into the Transportation System in order to supply Large Firm and Interruptible Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption for the last consuming year was equal or superior to 150,000 m3/month, nor could these companies use natural gas volumes available under the terms of contracts in force to supply the abovementioned customers. Besides, as from January 1, 2006 distributors could not enter into contracts for purchasing gas to supply General Service "P" customers, whose average monthly consumption for the last consuming year was over 9,000 m3, or with Compressed Natural Gas ("CNG") stations.

In this context, Executive Order No. 180/04 authorized distribution service licensees or their shareholders, to have a controlling participation in a natural gas trading company under the terms of article 14 of Law No. 24,076. For that reason, the Company constituted MetroENERGÍA S.A., based on the relevant authorization they got from the ENARGAS, to act as marketer.

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

On February 9, 2005, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

Dated February 28, 2006, the ES issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

6. MetroENERGÍA S.A. CONSTITUTION

Due to the new regulations, MetroGAS' Board of Directors, decided to establish MetroENERGÍA S.A. ("MetroENERGÍA"), which was registered in the Public Registry of Commerce ("IGJ") on May 16, 2005.

MetroGAS holds 95% of MetroENERGÍA's share capital and the remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., who hold 2.73% and 2.27% of the share capital, respectively.

Dated July 28, 2005, through a notification received from the ENARGAS, MetroENERGÍA obtained the registration into the Registry of Marketers to act as a natural gas trading company and/or a gas transporting company. On the other hand, it subscribed as agent of the EGM, thus getting the corresponding license to operate within such market.

As from the abovementioned registration, MetroENERGÍA entered into contracts for supplying natural gas with different producers in order to supply customers who had to acquire gas from third-party suppliers. In the same way, MetroENERGÍA entered into contracts for natural gas supply with large customers, electric power plants and customers from General Service "G" and from General Service "P" with consumption in the MetroGAS distribution area up to December 31, 2006 following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies.

On January 2, 2006, MetroENERGÍA presented an administrative complaint before the MPFIyS against Resolution No. 2,020/05 regarding restrictions to represent CNG stations in the purchase of natural gas within the EGM.

7. RESTRUCTURING OF THE FINANCIAL DEBT

During 2005 MetroGAS continued focusing on the management of cash flow to ensure the rendering of the public service awarded under the license, meanwhile the Company maintained a fluent communication with all its creditors, and this enabled the Company to launch a new restructuring proposal for the financial debt in November 2005. This new proposal replaces and improves the conditions in the proposal that was launched on November 7, 2003, and has been highly accepted since its launching.

The Proposal presented by MetroGAS on November 9, 2005 is an invitation to subscribe the Out-of-court Preventive Agreement ("Acuerdo Preventivo Extrajudicial" or "APE") and it basically offers its financial creditors three options:

  Cash option by which the Company offers to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies).

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014; it pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to some financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This series is due on December 31, 2014; it pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

Additionally to the majority required by law for the legal approval of the APE (66.67%), MetroGAS established in its proposal the following alternatives: If the percentage of adherence is over 98% there will be a Voluntary Exchange; between 95% and 98%, it will be optional to the Company, the APE will be carried out or a Voluntary Exchange, or a combination of both alternatives; under 95% the APE will apply. If the APE is eventually accepted it will be binding to all debtors, either they accept this invitation or not.

The proposal was originally launched in Argentina and internationally, except in Italy. In order to extend this proposal to creditors from the latter country, on January 26, 2006 the documentation required by the National Committee for the Company and the Stock Exchange was presented in Italy. Once the approval is obtained by this Committee, the proposal is to be made in Italy, this would allow to have an additional adherence, consolidating the possibility of a Voluntary Exchange.

Besides the steps taken in Italy, on January 26, the Company decided to reduce from 95% to 92% the majorities required to choose for a Voluntary Exchange, at the same time it extended the due date for executing the APE, in case those majorities were not reached before. These changes are aimed to giving more flexibility to the proposal so as to end in a more effective and quicker way with the debt restructuring process.

By and large the proposal avoids reduction of capital to those creditors who choose Series 1 and/or Series 2, reduces the Company's risk of refinancing, and allows to share with creditors the benefits of a possible improvement in the financial conditions of the Company.

On January 24, 2006 the Company already had a 90.6% adherence to the proposal. Though such percentage allows to start legal proceedings for the APE, it has been decided to extend the due date until March 15, 2006 so as to incorporate both Italian creditors, still unable to participate, and the remaining bond holders who, for different reasons, have not adhered to the proposal yet.

8. CORPORATE GOVERNANCE

8.1 Authorities

At the Assembly of MetroGAS' Class "B" shareholders on July 29, 2005 Mr. Jorge E. Verruno was appointed member of the Board of Directors, being an independent member. Moreover, at the Board meeting celebrated afterwards, the resignations of Mr. Ricky Lynn Waddell as President and Mr. Vito Sergio Camporeale as 1st. Vice-president of the Board and as member of the Audit Committee were accepted. At the said meeting Mr. Jorge Verruno was appointed President of the Board and member of the Audit Committee, Mr Ricky Lynn Waddell and Mr. Vito Sergio Camporeale were appointed 1st. and 2nd. Vice-president of the Board, respectively. On the other hand, at the Audit Committee meeting held on that date, Mr. Jorge Verruno was appointed President of the said Committee. With this appointment, the Audit Committee of the Company is composed of three independent Directors, thus the Company complies with local and international provisions in force related to the good corporate governance.

At the Extraordinary Assembly of MetroGAS' Shareholders made on July 29, 2005, Article 20 of the Company's by-laws was modified, stating that independent Directors will be appointed by Class "B" shares. Such modification was registered at the IGJ on September 22, 2005, under No. 11,027 of Corporations Book 29.

8.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimise risks.

Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Direction Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the risks of the business.

The existence of standardised processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Direction Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

8.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For that reason, the Sarbanes-Oxley Law is applicable to the Company's procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of this internal control when issuing financial statements. Furthermore, external auditors have to give an opinion about this too. MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 and will have to comply with the provisions regarding opinions about internal control on the issuing of financial statements when presenting the information on December 31, 2007, because of the due date extension granted by the SEC.

In order to comply on due date with all requirements stated by this Law, MetroGAS has conformed a working team with personnel from the Administration and Finance area and from the Legal area, also counting with a high cooperation from the people responsible for the processes of all the areas within the Company. Moreover, the Company has hired the services of Ernst & Young as a consultant to assist in the assessment of control and implementation of improvements.

The project is focused on the assessment of internal controls over the issuing of accounting information. Up to date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of all controls and has implemented many remedy plans. During the next fiscal year MetroGAS will continue with the survey and documentation of new processes or of processes that had been changed, the assessment of control design of those processes, operation tests of all controls and the implementation of remedy actions over all weaknesses found.

8.4 Policy of Compensation to the Board of Directors and to Managerial Staff

The compensation to the Board of Directors is fixed by an Ordinary Meeting of Shareholders.

As of December 31, 2005, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company's shares nor for long-term incentives.

9.DESCRIPTION OF OPERATIONS

9.1. Commercial Policy, Company, Financial and Investment Planning

According to the economic context and provisions issued by the National Government which include the modification of the standards of MetroGAS' Regulatory Framework, the Company decides to focus its efforts on ensuring the business continuity, keeping the quality and reliability of all gas supply, complying with the License's basic rules, and finally based on the results of the renegotiation of the License Agreement, MetroGAS will define its strategy towards the future and matters such as company planning, commercial policy and the development of the investment plan.

    Gas purchase and transportation

During 2004, the Emergency Law and its regulatory executive orders were the previous steps to the signing of a contract between the ES and a big number of natural gas producers, this agreement is referred to as Agreement 2004, it fixes natural gas price at Points of Entry into the Transportation System ("PIST"), valid until December 31, 2006. The MPFIPyS confirmed Agreement 2004 to be valid by resolution No. 208/04.

As a consequence of Agreement 2004 all gas contracts between MetroGAS and producers were renegotiated. In April 2005 the renegotiation with the last producer was ended, thus MetroGAS has all its long term gas contracts according to what is stipulated in such agreement.

In May 2005, through Resolution No. 752/05, ruling Articles 4 and 5 of Executive Order No. 181/04, the ES started a process of compulsive conversion of Large Firm and Interruptible Customers, of General Service "G" customers, of General Service "P" customers, whose consumption was over 150,000m3/month, and of CNG stations into "new direct consumers of natural gas". This process was called "gas unbundling", in effect on September 1, 2005 and scheduled to be finished in January 2006, afterwards extended to April 2006 by Resolution No. 275/06.

The "Unbundling" means a 32% reduction of gas volumes contracted for a long term by MetroGAS. In this context, the process of conforming the marketer MetroENERGÍA was finished, in order to retain the biggest possible number of customers and to have a more suitable tool for the new context where the Company will have to perform.

Transportadora Gas del Sur ("TGS") licensed MetroGAS a firm transportation capacity of 0.16 MM m3/day (million of cubic meters per day) from the area in Tierra del Fuego where gas is received to its delivery area in the Great Buenos Aires. This license is valid as from June 1, 2005 until June 1, 2020. At the moment of issuing these financial statements the total capacity of contracted transportation is already available.

As of December 2005, the firm transportation capacity contracted up to the City Gate of the service area of MetroGAS amounts to 22.6 MM m3/day. To recover heat value after obtaining by-products, there are 0.4 MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides there are 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

On November 30, 2005, and within the context of TGS's Open Biddings No. 2/05 and No. 1/05 of Transportadora de Gas del Norte, MetroGAS requested 1.9 MMm3/day of transportation capacity from the Austral, Neuquina and Northeast basins up to the City Gate of MetroGAS' service area. If the requested transportation capacity is partially or totally licensed, the necessary works for this extension are estimated to be finished by June 2007, and for their financing they depend on a trust fund to be negotiated by the National Government.

As a consequence of the energy crisis the country has been undergoing since 2002, gas production was not enough to supply the domestic market during 2005. By means of resolutions issued in 2004 by the ES and the ENARGAS, distributors were able to use, for their firm clients, all gas which was originally intended for exports and electric generation. All distributors took advantage of these resources except MetroGAS, thus increasing electric generation costs because of the use of fuel oil and affecting gas sales to Chile and Brazil. The strategy that MetroGAS has been adopting regarding long term and spot gas purchases and long term transportation, allowed this distributor to do without these emergency mechanisms, as well as to offer a service to their industrial customers without meaningful restrictions.

9.3 Customers and Market

The Company's economic results are highly influenced by weather conditions. The demand for natural gas and, in consequence, MetroGAS' sales and profits, are considerably higher during winter time (May to September).

A summary of the Consolidated Statements of Income for the fiscal years ended December 31, 2005 and 2004 is included below in order to reflect MetroGAS' seasonal variation of sales and its level of annual profitability.

	2005 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	186,048	244,004	283,615	178,325	891,992
Gross profit	33,523	54,084	73,493	31,222	192,322
Operating income (loss)	7,862	37,597	37,389	(193)	82,655
Income (loss) before income tax	29,421	57,182	6,978	(64,303)	29,278
Net income (loss)	29,421	57,232	6,870	(65,112)	28,411

	2004 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	147,128	219,946	249,961	197,037	814,072
Gross profit	21,207	63,814	66,757	23,151	174,929
Operating (loss) income	(4,398)	33,857	34,567	(5,447)	58,579
Income (loss) before income tax	9,176	(25,958)	(11,490)	(94,705)	(122,977)
Net income (loss)	1,868	(18,650)	(11,490)	(94,705)	(122,977)

As mentioned above, MetroGAS provides distribution service to over 2 million customers in its service area, 65% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers in 2005 and 2004 totaled 22.7% and 21.3%, respectively, of sales volume and approximately 42.4% and 46.8% of net sales.

MetroGAS depends strongly on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customers, MetroGAS has electric power plants with 44% of the total thermal power generated in the country's wholesale electricity market.

Since 1993 electric power plants have implemented an investment program that involves the replacement of generating units by new technologies called "combined cycles", which imply a much lower generation cost.

The following combined-cycle plants are operating within MetroGAS' service area: Central Térmica Buenos Aires, since 1995; Central Costanera, since 1999; Central Puerto, since 1999 and Central Dock Sud since March 2001. Moreover, A.E.S. Paraná launched its combined-cycle plant to the market during November 2001. MetroGAS provides transportation to the marketer that renders such service to the plant, thus improving utilization of its transportation capacity.

The increase in the demand for electricity which started in 2003, continued during 2005. This fact, together with a supply shortage due to the lack of new combined-cycles since 2001, led to a big dispatch from the pool of thermal generation plants of MetroGAS' area, not only of combined-cycles but also of open-cycled steam turbines. Consequently, there is a strong sales seasonal decrease (winter-summer) in MetroGAS' area.

Gas sales and the transportation and distribution service to electric power plants in 2005 and 2004 accounted for 47.8% and 50.0% respectively, of the delivered gas volume. It is worth pointing out, that in a highly competitive energy market, these figures represented 20.8% and 19.3% of net sales for each year, respectively.

Gas sales and the transportation and distribution service to industrial and commercial customers and public entities accounted for approximately 18.7% and 17.8% of the Company's sales volume and about 21.2% and 20.1% of net sales during 2005 and 2004, respectively.

During 2005 all supply contracts with industrial customers, which expired during that same year, were renewed.

According to preventive measures taken in the face of winter 2005, the policy developed in 2004 was still continued, this policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending the concept to all the contracts to be renewed during that year.

Allied to the objectives set for 2005, and regardless of the existing conditions of gas availability and transportation, MetroGAS has been able to continue in good terms with Large Industrial Customers as well as in the market of Small and Medium sized companies ("PYMES") and Commercial Customers. As in the previous year, the general market conditions kept on generating an increase in the demand for natural gas, because of the overuse of the capacity given to customers, besides the enlargement of existing plants and the development of new businesses and projects that, except specific cases, do not represent demands for significant volumes.

The passing of Resolution No. 752/2005 by the ES modified the business' development framework related to natural gas supply. As a consequence of which, as from July the Company made different meetings and contacted with its customers in order to inform and advise them on the new standards. Nevertheless, through MetroENERGÍA it was possible to get most of the industrial customers, this made it possible to keep this category of customers in MetroGAS' sales portfolio.

The CNG market represented about 9.0% and 8.7% of the Company's sales volume and 13.1% and 11.3% of net sales during 2005 and 2004, respectively. Sales growth rates are under historical averages; this is due to a considerable reduction in the prices differential between CNG and liquid fuels, causing an important decrease in the number of vehicles conversions.

During 2005 different activities focusing on the development of the heavy-duty vehicles segment were carried out, they were delayed because of a reduction of prices differential between CNG and diesel-oil in the market of goods transportation and the increase of subsidies on diesel-oil given to companies in the passenger transportation business.

9.4 Operation of the distribution system

Although the crisis broken at the end of fiscal year 2001 is still strongly conditioning the Company's operating activities, MetroGAS was able to end fiscal year 2005 showing high quality indicators in rendering the service of gas distribution.

Just like during 2002, MetroGAS was forced to keep on suspending investments on expansion and reinforcement of the distribution system (K factor works). However, and as a result of a severe modification of relative energy prices, the Company had to face an increasing supply demand, which was reflected, among other aspects, in the laying of more than 18,800 new services (approximately 7.53% and 2.02% above the percentages registered during fiscal years 2003 and 2004 respectively) and in the control of the construction of works financed by third parties equivalent to 79 Km of mains (approximately 220.8% and 94.5% above the percentages registered during fiscal years 2003 and 2004, respectively).

Based on risk models developed in 2003, MetroGAS planned and implemented the replacement of 46.8 Km of low-pressure mains with their associated services.

Aiming at improving the Company's low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS maintained the execution of the project "Tele-control of Profiling Units in Regulating Stations". In this way, during 2005, 10 new plants with distance control and 10 extreme net points with telemeasurement were incorporated. Therefore, 50% of the total number of stations for decreasing pressure from the Company's low-pressure system, has telecontrol profiling units to control pressure.

Additionally, and being an action contemplated in the preventive maintenance plan, MetroGAS completed an inspection type DCVG (Direct Current Voltage Gradient) of 84 Km of the Company's high-pressure system, aiming at identifying potential failures in the installations.

Regarding corrective maintenance of the system, more than 7,300 residential services and more than 12,600 meters have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 54,100 claims, mainly about gas leaks, from which about 10,200 were classified by the Company as high priority. All these claims were taken care of in situ within two hours of the call and 97.7% within an hour of the call being received, exceeding the ENARGAS' indicator that compels the company to take care of 95% of high priority calls within 2 hours of the call being received.

The coordination and execution of more than 68,000 gas supply cuts and supply reinstallation contributed to a better control of the levels of indebtedness and illicit actions.

Regarding materials supply and services, MetroGAS has continued with its effort to hold back possible cost increases, implementing, among others, different actions orientated towards taking advantage of synergies with other companies from the gas industry.

9.5 Capital investment

In order to mitigate the impact of the crisis on MetroGAS' financial position, the Company has optimized its capital investment, reducing them to levels that are compatible with the business continuity and the supply of a safe service in the short term. Detailed information is found in Exhibit "A" of the financial statements.

The accumulated total amount of investments made by MetroGAS during its first fourteen years of operation amounts to US$ 561 million approximately.

9.6 Customer Care and Service

All working patterns from 2004 remained the same during 2005; this caused MetroGAS' activity to focus on the following goals:

  To respond to a demand of feasibility studies and activities associated to obtaining gas supply, which continued growing because of natural gas delayed tariffs in comparison to other alternative fuels.

  To continue improving the system of meeting customers' claims, which are received by the Company through different channels.

  To cooperate with Fundación MetroGAS in community-support and charitable campaigns.

  To continue with actions to limit costs, both direct costs or costs generated by suppliers and contractors.

In this context it is worth pointing out that there was an increase in all activities related to Customers Incorporations, with a growth of 4% in presented feasibility and 51% in inspection requests, while incorporations showed a 3% decrease.

Concerning this last point, the necessary arrangements were made to open a new assistance office for registered gas installers as from January 2006 in our new Commercial Office in Floresta.

Claims received from our customers during 2005 amounted to 21,737, this means a 0.4% decrease compared to the claims received during 2004. As part of a process of continuous improvement, during the whole year there were daily quality controls on generation, handling and resolution of claims.

In order to improve our customer care profile, during June 2005 a new Commercial Office was opened in Caballito, this office has all the necessary improvements to provide a good customer care service.

Our commercial offices also started to provide customer care service to Large Customers, who were previously assisted in a centralized way at our Headquarters. The same happens with customers who present some irregularity or fraud.

During 2005, we also developed an intense training activity regarding the quality of our customer care service, involving all our Customer Care staff during the eight training courses that were given.

Other activities performed, not only to improve customer care in general but also to optimize costs, were:

  The implementation of a new data processing program connected by network to calculate incentives and fines related to the Program of Rational Use of Energy (PURE 2005). This program makes it easier to provide customer care and to explain to our customers all issues related to the implementation of this program.

  The up-grade of the Telephone Switchboard equipment at our Call Center office, thus becoming the most up-dated equipment in the market.

  The renewal or licensing of big contracts related to the reading of gas meters, distribution and printing of invoices, thus obtaining competitive prices regardless variables at stake (working costs, supplies costs, etc.).

  A constant activity regarding trade receivables from residential customers, this allowed the levels of default payment to be kept at a reasonable position.

9.7 Human resources

Company headcount as of December 31, 2005, totals 1,001 employees. MetroGAS continued prioritizing the redistribution of functions, the stability of personnel with seniority and a conservative handling of the budget.

Considering the variations in the cost of living and salary changes in the market, MetroGAS implemented an average increase of 15% to all the Company's personnel. On the other hand, until October 2005 the Company complied with the payment of the tax-free compensation established by Executive Order No. 2,005/04, which is compulsory for personnel within the Collective Labor Agreement and as from October 2005, according to Executive Order No. 1,295/05, a compulsory compensation is paid.

Finally, in July 2005, an Agreement with STIGAS was signed, granting, as from October 2005, all employees of the Company a discount on the consumption of natural gas for home use with an annual limit.

It is worth mentioning that health plans are still effective both for unionized and non-unionized personnel, making significant efforts to maintain medical service costs without deteriorating the level of professional service. With the objective of improving health care services to the personnel, the "Obra Social de los Trabajadores de la Industria del Gas" ("OSTIG"), the medical service provider Docthos, and the Company signed an agreement.

In the chapter about development of good managerial practices the issue regarding participatory leadership was emphasized. In this way, "team building" meetings with directors, managers and heads of departments contributed to the exchange of opinions. Training and coaching programs for supervisors and professionals counted on the active presence of heads of departments for the planning of activities to improve the individual performance of participants for the leadership and constitution of working teams, respectively.

The training department launched a program on creativity and innovation aimed at leaders and professionals of the Company, gave training to general personnel regarding safe practices based on behavior and carried out activities on customer care quality between the administrative and the operative staff in order to detect improvement areas in processes of shared interaction. Moreover, it launched the educational continuity program, with the objective of improving adults' alphabetization within the levels of primary and secondary education.

Within the area of communication, we continued with breakfast meetings with the personnel, programmed visits to different locations of the Company and the practice of cascade communication. A new practice was introduced in this set of activities: meetings among leaders with the purpose of encouraging the exchange of leadership experiences of working teams among the Company's directors, managers and heads of department.

9.8 Health, Safety and Environment

During fiscal year 2005 an action plan was carried out contemplating the implementation of recommendations about obligatory rules over the riskiest activities of the Company. Moreover, more emphasis was put on training programs regarding individual responsibility in connection with safety behaviors.

In 2005, MetroGAS has reached level 4 granted by the Working Risk Management Agent Consolidar S.A. (Aseguradora de Riesgos de Trabajo) which is the maximum level according to the legislation in force when the conditions stipulated in the Ley de Riesgos del Trabajo No. 24,557 are over fulfilled and which implies reaching prevention and condition levels and a working environment that are higher than the legal obligations.

During the fiscal year the Company obtained an Award on Safety ("Mención a la Seguridad") for its performance in Safety matters, granted by the Instituto Argentino del Petróleo y Gas, in a contest where all companies operating hydrocarbons in Argentina take part.

Besides, the Company obtained an Award of Honor ("Mención de Honor") granted by the Instituto Argentino de Seguridad, for MetroGAS' continuous activities towards the preservation of life and assets at work.

As regards the Management System of Security Health and Environment certified under ISO standards 14001 and OHSAS 18001, some activities were carried out aimed at retaining the certification obtained through internal audits, which reflected a high level of compliance with such standards.

9.9 Relationship with the Regulatory Authority and Tariffs

The ENARGAS is in charge of the regulatory activity, its jurisdiction is extended to transportation, sale, storage and distribution of gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, it includes protecting customers, paying attention to the competence in the gas supply and demand and encouraging long-term investments in the industry.

MetroGAS continued with its best efforts to maintain a relationship with the ENARGAS so that both could comply with their corresponding responsibilities.

On July 12, 2005 the ENARGAS notified Resolution No. 3,227, by which it rectified the tariff framework from Appendix 1 of Resolution No. 3,208, in force since May 1, 2005; this rectification reached Tariffs for categories such as Residential, SGP 1 and 2 and Sub-distributors. This was because the ENARGAS decided to maintain the daily differences of such categories, at the same value they had during summer 2004-2005 (which had been approved by Resolution No. 3,092 from October 28, 2004)

Up to the closure of the present fiscal year the ENARGAS has not approved the tariff framework that considers in its structure the prices that producers are charging as from July 1, 2005 in compliance with the Agreement entered into with the ES and that was approved, as mentioned before, by Resolution No. 208/04 of the MPFIPyS.

On the other hand, the ENARGAS has requested information regarding the execution of gas purchases from February 2005 to July 2005, the opening of tariff frameworks to be adapted to the provisions of Resolution No. 752/05 of the ES (gas unbundling) and the gas prices at the Point of Entry into the Transportation System of customers with full service, as well as the ES Resolution No. 932/05.

MetroGAS has submitted all the information, reserving rights on the daily differences accrued before customers choose to buy gas directly from producers or marketers and demanding the reallocation on tariffs of gas prices effectively invoiced by producers as from July 1, 2005, as well as the daily differences not received from residential customers, as a consequence of the rectification of the tariff framework mentioned above.

Moreover it is worth mentioning that, on December 22, 2005, Resolution No. 2,020 of the ES stipulated the sub-division in groups of the customers' category Small General Service ("SGP") and extended the due date set forth in Resolution No. 752/05 as from January 1, 2006, until March 1, 2006 for the unbundling of CNG stations. On February 28, 2006 the ES through Resolution No. 275/06, extended until April 1, 2006 the CNG stations unbundling.

As regards the second Five-Year Tariff Review, that was suspended by the ENARGAS, through a note issued on February 8, 2002 as a consequence of the passing of the Emergency Law, as to date, it is still unknown when such Tariff Review could be restarted as it will depend on the conditions arising from the Contracts Renegotiation Process.

9.10 Institutional Relationship

During the fiscal year there were institutional campaigns aimed at; drawing attention to the works and the technical and operative quality, encouraging the rational use of energy, preventing accidents through carbon monoxide and spreading information about the Damage Prevention Program (Plan de Prevención de Daños), oriented to avoiding incidents in the street caused by third parties on the distribution network.

Shareholders worked together with us on spreading the restructuring proposal of the debt of Gas Argentino S.A. ("Gas Argentino"), MetroGAS' controlling company. Regarding the re-launching of the restructuring of MetroGAS' debt, we pursued an adequate communication of the proposal to opinion leaders and specialized journalists.

Moreover, the Company tried to establish a fluid communication with the rest of the national authorities, insisting on consolidating bonds with people from the government and on strengthening the institutional image with regulatory authorities, opinion creators and customers.

The results of the opinion survey conducted by the Centro de Estudios Unión para la Nueva Mayoría made in December 2005, showed a 73% and 66% of positive image for MetroGAS among public opinion and opinion leaders, respectively.

9.11 Community Service Activities

During 2005 the Company prioritized its relationship with the community that lives within MetroGAS' service operation area, at the same time it tried to increase the diffusion of the activities carried out by Fundación MetroGAS regarding social responsibility.

Along this period "Fundación MetroGAS" continued implementing the School Educational Orchards Program and the Therapeutic Orchard Program at the Psychopathology Service of the "Hospital de Niños de Pedro Elizalde" and at "Casa Garraham". Moreover, it continued with its program to train young people that allowed these young people coming from different funding associations to be inserted in the labor market through courses on Telemarketer. At the Technical Training Center there were some activities related to safety, they were directed to voluntary fire-fighters, hospital paramedics and personnel depending on the Sub-secretariat of Emergency of the Autonomous City of Buenos Aires' Government, besides an intense activity directed to new officers from the "Superintendencia Federal de Bomberos" from the Argentine Federal Police.

The Corporate Volunteer Program made more than 80% of the Company's personnel get involved in community service. Within the activities carried out by the different groups there are theater plays performed at hospitals by a group called "Caminito de Colores", free soup kitchens and kindergartens, the donation of scarves and blankets knitted by a group called "Ovillos y Agujas" to "Maternidad Sardá", the use of the Telephone Call Center to raise funds and the donation of milk by Company personnel to different soup kitchens around the service area of the Company.

Besides, it continued the development of the Program "El Museo Quinquela visita a los niños", and once more the FADHE Spring Festival was celebrated, dedicated to transplanted children and the "Fundación" has started to coordinate the landscape design of the gardens attached to the Templo Felicitas located in Barracas.

At MetroGAS' commercial offices the campaign to sell Damas Rosadas Christmas cards was continued so as to collaborate with the Maternidad Sardá and the Hospital Rivadavia, both located in the Autonomous City of Buenos Aires, exceeding last years' sales by 86%.

10. DIVIDEND POLICY

In the past, subject to the Company's results and other relevant factors, MetroGAS' Board of Directors recommended to pay dividends, during the last quarter of each year, on a temporary basis, and in case of the Ordinary Shareholder's Meeting, the final dividend, within limits set by the Argentine Corporations Law and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to date, the Company maintains unappropriated accumulated deficit. For that reason, as from that moment there has been no distribution of dividends, and in the future, they will not be able to be distributed unless all losses from previous fiscal years are covered, in accordance to what is stipulated by the Argentine Corporations Law.

11. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2005 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	Subscribed, registered and paid-in
Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2005	569,171

The total number of Class "A" shares, representing 51% of the Company's Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such shares, 19% is owned by Gas Argentino since the privatization process. The remaining 20% was sold at a public offering and is owned by approximately 1,171 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the Employee Stock Ownership Plan (-PPP-Programa de Propiedad Participada); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS, who continued working for the Company up to July 31, 1993, and who chose to participate in the abovementioned plan.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval of the ENARGAS and of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

12. INCOME ALLOCATION PROPOSAL

The Company's Board of Directors proposes to approve as the Board of Directors fees the amount of pesos 359 thousands, which were allocated to the result of fiscal year 2005.

Moreover, the Company's Board of Directors proposes that the Shareholders' Meeting keep in unappropiated retained earnings the net income for fiscal year ended December 31, 2005, that amounted to pesos 28,411 thousand in order to partially absorb the unappropiated accumulated deficit that the Company has as of December 31, 2005.

13. ACKNOWLEDGEMENT

The Board of Directors would like to express its deepest appreciation to MetroGAS' personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and for their confidence in MetroGAS.

Autonomous City of Buenos Aires, Mach 8, 2006.

Jorge E. Verruno

Chairman of the Board of Directors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying balance sheets of MetroGAS S.A. at December 31, 2005 and 2004, and the related statements of income, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2005. We have also audited the accompanying consolidated balance sheet of MetroGAS S.A. and its subsidiary at December 31, 2005 and the related consolidated statements of income and of cash flows for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As indicated in Notes 3.3 and 3.5. f), the Company has discontinued the restatement of financial statements into constant currency as from March 1, 2003 and has recorded deferred income tax assets and liabilities on a non-discounted basis as required by resolutions issued by the Comisión Nacional de Valores ("CNV"). Since generally accepted accounting principles in Argentina require companies to prepare price-level restated financial statements through September 30, 2003 and to recognize deferred taxes on a discounted basis, the application of the CNV resolutions represent a departure from generally accepted accounting principles in Argentina.

In our opinion, except for the effects of the matters described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in Argentina.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As indicated in Note 2. the Company has been negatively impacted by the deterioration of the Argentine economy, the Argentine government's adoption of various economic measures including the violation of the contractually-agreed license to provide natural gas services and the devaluation of the Argentine peso, circumstances that led the Company to announce on March 25, 2002 the suspension of payment on its financial debt. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The accompanying financial statements are presented on the basis of accounting principles generally accepted in Argentina which differ from accounting principles generally accepted in other countries, including the United States of America.

Autonomous City of Buenos Aires, Argentina

March 8, 2006

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Miguel A. Urus

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

Fiscal years No. 14 and 13 commenced January 1, 2005 and 2004

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2005

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2005	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2005	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| | Thousands of Ps. | |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and deposits in banks (Note 3 a)) | 523,784 | 369,099 |
| Investments (Note 3 b)) | 146 | 41 |
| Trade receivables, net (Note 3 c)) | 173,652 | 94,299 |
| Other receivables (Note 3 d)) | 41,761 | 10,398 |
| Inventories, net (Note 3 e)) | 2,451 | 2,555 |
| Total current assets | 741,794 | 476,392 |
| NON-CURRENT ASSETS | | |
| Other receivables (Note 3 f)) | 224,218 | 186,447 |
| Fixed assets, net (Exhibit A) | 1,704,104 | 1,760,039 |
| Total non-current assets | 1,928,322 | 1,946,486 |
| Total assets | 2,670,116 | 2,422,878 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Debts | | |
| Accounts payable (Note 3 g)) | 189,127 | 90,911 |
| Financial debt (Note 3 h)) | 1,673,107 | 1,597,836 |
| Payroll and social security payable | 9,342 | 7,749 |
| Taxes payable | 36,099 | 27,768 |
| Other liabilities | 33,729 | 31,941 |
| Total Debts | 1,941,404 | 1,756,205 |
| Provision for contingencies (Exhibit E) | 3,315 | 1,924 |
| Total current liabilities | 1,944,719 | 1,758,129 |
| NON-CURRENT LIABILITIES | | |
| Accounts payable (Note 5) | 18,122 | 12,008 |
| Taxes payable | 26,031 | - |
| Total non-current liabilities | 44,153 | 12,008 |
| Total liabilities | 1,988,872 | 1,770,137 |
| **MINORITY INTEREST** | 92 | - |
| **SHAREHOLDERS' EQUITY** | 681,152 | 652,741 |
| **Total** | 2,670,116 | 2,422,878 |

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

AS OF DECEMBER 31, 2005 AND 2004

METROGAS S.A.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| | Thousands of Ps., except for per share information | |
| Sales (Note 3 i)) | 891,992 | 814,072 |
| Operating cost (Exhibit F) | (699,670) | (639,143) |
| Gross profit | 192,322 | 174,929 |
| Administrative expenses (Exhibit H) | (56,043) | (51,989) |
| Selling expenses (Exhibit H) | (53,624) | (64,361) |
| Operating income | 82,655 | 58,579 |
| Financing and holding results generated by assets | | |
| Holding results | (548) | (18,240) |
| Interest income | 15,954 | 8,816 |
| Exchange gain and discounts | 8,328 | 2,765 |
| Financing and holding results generated by liabilities | | |
| Holding results | (9,622) | (4,041) |
| Interest on commercial operations | (851) | (71) |
| Interest on financial operations | (108,519) | (107,281) |
| Exchange gain (loss) | 40,260 | (63,654) |
| Others | (1,277) | (1,249) |
| Other income, net | 2,979 | 1,399 |
| Minority interest | (81) | - |
| Income (loss) before income tax | 29,278 | (122,977) |
| Income tax (Note 2.5.i)) | (867) | - |
| **Net income (loss) for the year** | **28,411** | **(122,977)** |
| Basic income (loss) per share (Note 2.6.) | **0.05** | **(0.22)** |
| Diluted income (loss) per share (Note 2.6.) | **0.05** | **(0.22)** |

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock (Note 2 to the primary financial statements), the Company has consolidated its balance sheet line by line as of December 31, 2005 as well as its statements of income and cash flows for the year ended on that date with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets and liabilities as of December 31, 2005 and the results of operations during the irregular fiscal year started on May 16, 2005 and ended on December 31, 2005 of the following controlled company:
	Percentage participation on
Issuing Company	Capital	Votes
MetroENERGÍA S.A.	95	95

The information included in the consolidated financial statements as of December 31, 2005 referred to December 31, 2004 is shown with comparative purposes and has not been consolidated.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved with certain amendments by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The CNV has adopted Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its General Resolution No. 459/04 establishing its applicability for fiscal years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

The CNV has issued General Resolutions No. 485 and 487 on December 29, 2005 and on January 26, 2006, respectively. Such resolutions adopted the new accounting standards issued by the CPCECABA through Resolution C.D. No. 93/2005, with some modifications. These accounting standards are binding for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The main changes caused by the enforcement of the new standards having an impact on the Company's consolidated financial statements are the following:

  The accounting standards in force, to determine if there is a valuation allowance of assets, require the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values. By the time these consolidated financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  The accounting standards in force admit, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances. By the time these consolidated financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets and to disclose it as supplementary information. As of December 31, 2005, such liability amounted to Ps. 322 million.

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistics and Census.

2.4. Comparative information

Balances as of December 31, 2004, disclosed in these consolidated financial statements for comparative purposes, result from the financial statements as of such date. Certain amounts in the consolidated financial statements for the year ended on December 31, 2004 were reclassified for presentation on a comparative basis with those for the current year.

2.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in common investment funds were valued at their market value at the end of the year.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE Resolution No. 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund corresponds to the billed charges related to transportation pipeline extension, as per ENARGAS rules (Note 2 to the primary financial statements).

The outstanding balance for this concept within trade receivables, corresponds to the invoicing made to customers pending of collection while the amount within accounts payable corresponds to the charges to be entered to the trust fund once they have been collected.

The controlled company, MetroENERGÍA, trades, on behalf of producers, natural gas with third buying parties, receiving a fee included under the line headed Sales in the Statement of Income. Trade receivables and accounts payables generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through year-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Minimum notional income tax credit has been valued based on the best estimate of the amount receivable, discounted applying the interest rate on savings accounts published by Banco de la Nación Argentina in force at the end of the year.

In accordance with CNV regulations, deferred tax credit has not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax credits amounting to Ps. 1.5 million. The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nación Argentina, in accordance with management estimates, to reflect the best estimate within the estimated term of recovery of the credit.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003. The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 to the primary financial statements, the amount of interest capitalized during the years ended December 31, 2005 and 2004 amounted to Ps. 1,536 thousand and Ps. 883 thousand, respectively. During the years ended December 31, 2005 and 2004, the Company capitalized Ps. 4,452 thousand and Ps. 2,142 thousand, respectively, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to the consolidated financial statements.

Aggregate net value of these assets is less than recoverable value at the end of the year.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these consolidated financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2004	299,475	12,734	21,397	18,741	(196,212)	156,135
Movements of the year	(11,655)	(4,148)	(10,699)	3,667	26,372	3,537
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672

Deferred liabilities
	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2004	(9,507)	(4,437)	(13,944)
Movements of the year	(1,022)	(2,515)	(3,537)
Balances as of December 31, 2005	(10,529)	(6,952)	(17,481)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at December 31, 2005 amount to approximately Ps. 287,820 thousand and Ps. 299,475 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 257,925 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2 to the primary financial statements.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 169,840 thousand and Ps. 196,212 thousand at the end and beginning of year, respectively.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

Net deferred assets at the beginning and end of the year derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

Below is reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before income tax:

	December 31,
	2005	2004
	Thousands of Ps.
Income tax expense (benefit) calculated using the statutory rate over pre-tax income (loss)	10,247	(43,042)
Permanent Differences
Restatement into constant currency	18,035	19,737
Non deductible expenses and non- computable income	(1,043)	(2,275)
Valuation allowance on deferred income tax assets	(26,372)	25,580
Total income tax (1)	867	-

(1) The income tax payable amount corresponds to MetroENERGÍA.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

k) Severance pay

Severance pay is expensed when paid.

l) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

NOTE 2 - BASES OF PRESENTATION OF THE CONSOLIDATED FINANCIAL

STATEMENTS (Contd.)

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the consolidated financial statements

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

o) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year. Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value.

2.6. Basic and diluted income (loss) per share

Basic and diluted income (loss) per share are calculated based on weighted average shares at December 31, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED

FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED

FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

As of December 31, 2005 and 2004 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2 to the primary financial statements.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the primary financial statements. Certain payables accrue CER adjustment clause (Note 2 to the primary financial statements).

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

During fiscal year 2005 Gas Argentino shares were transferred as follows:

-On October 31, 2005 YPF S.A. notified MetroGAS the transfer of all its shares in Gas Argentino on behalf of YPF Inversora Energética S.A.

-On November 30, 2005 British Gas International B.V. notified MetroGAS the transfer of all its shares in Gas Argentino on behalf of BG Inversiones Argentinas S.A.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2005, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2005 and 2004 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

FIXED ASSETS

| MAIN ACCOUNT | ORIGINAL VALUE | | | | | DEPRECIATION (1) | | | | | NET BOOK VALUE 12-31-05 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | FOR THE YEAR | | | |
| | AT BEGINNING OF YEAR | INCREASE | TRANSFERS | RETIREMENTS | AT END OF YEAR | ACCUMULATED AT BEGINNING OF YEAR | RETIREMENT | ANNUAL RATE | AMOUNT (2) | ACCUMULATED AT END OF YEAR | |
| | Thousands of Ps. | | | | | | | | | | |
| Land | 17,501 | - | - | - | 17,501 | - | - | - | - | - | 17,501 |
| Building and civil constructions | 75,564 | - | - | - | 75,564 | 16,781 | - | 2% | 1,609 | 18,390 | 57,174 |
| High pressure mains | 264,731 | - | 717 | (1,982) | 263,466 | 125,589 | (776) | 2.22% to 10% | 9,889 | 134,702 | 128,764 |
| Medium and low pressure mains | 1,504,956 | - | 2,407 | (27,992) | 1,479,371 | 351,856 | (8,088) | 1.19% to 10% | 35,987 | 379,755 | 1,099,616 |
| Pressure regulating stations | 57,539 | - | 337 | (181) | 57,695 | 26,841 | (145) | 4% to 12.5% | 2,105 | 28,801 | 28,894 |
| Consumption measurement installations | 358,526 | - | 5,311 | (37,495) | 326,342 | 101,593 | (36,827) | 2.85% to 5% | 27,280 | 92,046 | 234,296 |
| Other technical installations | 46,930 | - | - | - | 46,930 | 26,996 | - | 6.67% | 2,913 | 29,909 | 17,021 |
| Machinery, equipment and tools | 25,849 | - | 291 | - | 26,140 | 22,615 | - | 6.67% to 20% | 930 | 23,545 | 2,595 |
| Computer and telecommunications equipment | 150,076 | - | 896 | (416) | 150,556 | 127,770 | (416) | 5% to 50% | 8,203 | 135,557 | 14,999 |
| Vehicles | 9,935 | - | 410 | (310) | 10,035 | 9,159 | (310) | 10% to 20% | 596 | 9,445 | 590 |
| Furniture and fixtures | 5,450 | - | 3 | - | 5,453 | 5,389 | - | 10% to 20% | 10 | 5,399 | 54 |
| Materials | 4,214 | 8,701 | (8,370) | (200) | 4,345 | - | - | - | - | - | 4,345 |
| Gas in pipelines | 214 | - | - | - | 214 | - | - | - | - | - | 214 |
| Work in progress | 22,115 | 35,060 | (366) | - | 56,809 | - | - | - | - | - | 56,809 |
| Advances to fixed assets suppliers | 348 | 2,339 | (2,511) | - | 176 | - | - | - | - | - | 176 |
| Subtotal | 2,543,948 | 46,100 | (875) | (68,576) | 2,520,597 | 814,589 | (46,562) | - | 89,522 | 857,549 | 1,663,048 |
| Distribution network extensions constructed by third parties | 52,489 | - | 1,551 | - | 54,040 | 7,537 | - | 1.82% to 2.38% | 1,033 | 8,570 | 45,470 |
| Offsetting item for distribution network extensions | (2,132) | - | (676) | 1 | (2,807) | (82) | - | 2% to 2.38% | (55) | (137) | (2,670) |
| Allowance for obsolescence of materials (Exhibit E) | (1,438) | (306) | - | - | (1,744) | - | - | - | - | - | (1,744) |
| Allowance for fixed assets (Exhibit E) | (10,784) | - | - | 10,784 | - | - | - | - | - | - | - |
| Total as of December 31, 2005 | 2,582,083 | 45,794 | - | (57,791) | 2,570,086 | 822,044 | (46,562) | - | 90,500 | 865,982 | 1,704,104 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total as of December 31, 2004 | 2,564,265 | 20,492 | - | (2,674) | 2,582,083 | 736,920 | (868) | - | 85,992 | 822,044 | 1,760,039 |

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

ALLOWANCES

MAIN ACCOUNT	December 31, 2005				December 31, 2004
	BALANCE AT BEGINNING OF YEAR	INCREASE/RECOVERY	DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.				
Deducted from assets					
For doubtful accounts	73,952	(11,248) (1)	(29,965)	32,739	73,952
For obsolescence of materials					
Inventories	846	135 (3)	-	981	846
Fixed assets	1,438	306 (3)	-	1,744	1,438
Valuation allowance for fixed assets	10,784	-	(10,784)	-	10,784
Valuation allowance on deferred income tax assets	196,212	(26,372) (2)	-	169,840	196,212
Total	283,232	(37,179)	(40,749)	205,304	283,232
Included in the liabilities					
Contingencies reserve	1,924	1,391 (1)	-	3,315	1,924
Total	1,924	1,391	-	3,315	1,924

Notes:

(1) The charge in results is disclosed in Exhibit H.

(2) Charged in results in the line Income tax (Note 2.5.j)).

(3) Charged in results in the line Sundry materials of Exhibit H.

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

EXPENSES INCURRED

| MAIN ACCOUNT | December 31, 2005 | | | | | | December 31, 2004 |
|---|---|---|---|---|---|---|---|
| | FIXED ASSETS EXPENSES | OPERATING EXPENSES | | ADMINISTRATIVE EXPENSES | SELLING EXPENSES | TOTAL | TOTAL |
| | | GAS SALES | PROCESSED NATURAL GAS | | | | |
| | Thousands of Ps. | | | | | | |
| Payroll and other employees benefits | 3,071 | 15,841 | - | 17,495 | 15,804 | 52,211 | 42,963 |
| Social security contributions | 1,121 | 4,237 | - | 3,672 | 4,339 | 13,369 | 11,124 |
| Directors´and members of Surveillance committee fee | - | - | - | 359 | - | 359 | 230 |
| Fees for professional services | - | 685 | - | 3,946 | 242 | 4,873 | 4,395 |
| Technical operator's fees | - | 5,056 | - | - | - | 5,056 | 4,638 |
| Sundry materials | - | 2,599 | - | - | - | 2,599 | 3,108 |
| Fees for sundry services | - | 2,228 | - | 1,074 | 4,880 | 8,182 | 6,968 |
| Postage, telephone and fax | - | 246 | - | 998 | 3,060 | 4,304 | 3,912 |
| Leases | - | 7 | - | 1,580 | 609 | 2,196 | 3,986 |
| Transportation and freight charges | - | - | - | 294 | - | 294 | 245 |
| Office materials | - | 236 | - | 1,067 | 161 | 1,464 | 1,292 |
| Travelling expenses | - | 263 | - | 354 | 67 | 684 | 752 |
| Insurance premium | - | - | - | 2,557 | 8 | 2,565 | 3,878 |
| Fixed assets maintenance | - | 6,422 | - | 4,760 | 291 | 11,473 | 10,675 |
| Fixed assets depreciation | - | 80,794 | - | 9,706 | - | 90,500 | 85,992 |
| Taxes, rates and contributions | - | 2,889 | 362 | 2,841 | 28,877 | 34,969 | 29,696 |
| Publicity | - | - | - | - | 1,238 | 1,238 | 902 |
| Allowance for doubtful accounts | - | - | - | - | (11,248) | (11,248) | 7,871 |
| Bank expenses and commissions | - | - | - | 60 | 5,073 | 5,133 | 4,954 |
| Interest on financial operations | 1,536 | - | - | - | - | 1,536 | 883 |
| Contingencies reserve | - | - | - | 1,391 | - | 1,391 | - |
| Others | 260 | 14,662 | - | 3,889 | 223 | 19,034 | 14,154 |
| Total as of December 31, 2005 | 5,988 | 136,165 | 362 | 56,043 | 53,624 | 252,182 | 242,618 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total as of December 31, 2004 | 3,025 | 122,561 | 682 | 51,989 | 64,361 | 242,618 |

METROGAS S.A.

BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

| | December 31, | |
|---|---|---|
| | 2005 | 2004 |
| | Thousands of Ps. | |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and deposits in banks (Note 4 a)) | 502,513 | 369,099 |
| Investments (Note 4 b)) | 45 | 41 |
| Trade receivables, net (Note 4 c)) | 143,502 | 94,299 |
| Other receivables (Note 4 d)) | 41,448 | 10,398 |
| Inventories, net (Note 4 e)) | 2,451 | 2,555 |
| Total current assets | 689,959 | 476,392 |
| NON-CURRENT ASSETS | | |
| Other receivables (Note 4 f)) | 223,813 | 186,447 |
| Investments (Exhibit C) | 1,749 | - |
| Fixed assets, net (Exhibit A) | 1,704,104 | 1,760,039 |
| Total non-current assets | 1,929,666 | 1,946,486 |
| Total assets | 2,619,625 | 2,422,878 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Debts | | |
| Accounts payable (Note 4 g)) | 139,663 | 90,911 |
| Financial debt (Note 4 h)) | 1,673,107 | 1,597,836 |
| Payroll and social security payable | 9,340 | 7,749 |
| Taxes payable | 35,119 | 27,768 |
| Other liabilities | 33,776 | 31,941 |
| Total Debts | 1,891,005 | 1,756,205 |
| Provision for contingencies (Exhibit E) | 3,315 | 1,924 |
| Total current liabilities | 1,894,320 | 1,758,129 |
| NON-CURRENT LIABILITIES | | |
| Accounts payable (Note 6) | 18,122 | 12,008 |
| Taxes payable | 26,031 | - |
| Total non-current liabilities | 44,153 | 12,008 |
| Total liabilities | 1,938,473 | 1,770,137 |
| **SHAREHOLDERS' EQUITY** (as per related statements) | 681,152 | 652,741 |
| **Total** | 2,619,625 | 2,422,878 |

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

| | December 31, 2005 | December 31, 2004 |
|---|---|---|
| | Thousands of Ps., except for per share information | |
| Sales (Note 4 i)) | 869,188 | 814,072 |
| Operating cost (Exhibit F) | (680,650) | (639,143) |
| Gross profit | 188,538 | 174,929 |
| Administrative expenses (Exhibit H) | (55,810) | (51,989) |
| Selling expenses (Exhibit H) | (52,711) | (64,361) |
| Operating income | 80,017 | 58,579 |
| Equity in incomes of affiliate | 1,530 | - |
| Financing and holding results generated by assets | | |
| Holding results | (549) | (18,240) |
| Interest income | 15,950 | 8,816 |
| Exchange gain and discounts | 8,246 | 2,765 |
| Financing and holding results generated by liabilities | | |
| Holding results | (9,622) | (4,041) |
| Interest on comercial operations | (851) | (71) |
| Interest on financial operations | (108,519) | (107,281) |
| Exchange gain (loss) | 40,263 | (63,654) |
| Others | (1,277) | (1,249) |
| Other income, net | 3,223 | 1,399 |
| Income (loss) before income tax | 28,411 | (122,977) |
| Income tax (Note 3.5.j)) | - | - |
| **Net income (loss) for the year** | **28,411** | **(122,977)** |
| Basic income (loss) per share (Note 3.6.) | **0.05** | **(0.22)** |
| Diluted income (loss) per share (Note 3.6.) | **0.05** | **(0.22)** |

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

METROGAS S.A.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these financial statements and their effect on the economic and financial position of the Company.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of December 31, 2005, the financial debt (original capital) of MetroGAS, to be valued as described above, amounted to Ps. 75,672 thousand.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Regulatory Framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Néstor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") was set up within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

On October 1, 2003, the Government passed Law No. 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law No. 25,972 issued in the Official Bulletin on December 17, 2004. On January 9, 2006, the Legislative Power passed Law No. 26,077 that once again extends the due date of the Emergency Law until December 31, 2006.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

On January 23, 2005 the Unit sent a project of Letter of Understanding to all gas distributors where basic information was referred to non attached exhibits. The Company, according to response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, MetroGAS does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by MetroGAS in the note dated January 27, 2005.

MetroGAS' replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistence of actions or measures by the government contributing to minimizing the higher cost of the system's operation, maintenance and development.

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government summoned electricity and gas utility companies to Public Hearing in order to consider the terms and conditions of possible contract adjustments during the process developed within the framework of the Law of Public Emergency and other complementary norms.

A Public Hearing was held on April 22, 2005, when the Letter of Understanding proposed by UNIREN to MetroGAS was discussed. The proposal continues being renegotiated.

In June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

On November 24, 2005 the UNIREN sent to the Company a new project of Letter of Understanding where there are still issues set forth by the Company that have not been included, as for that matter MetroGAS made an alternative proposal on December 29, 2005.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

New Regulations

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, becoming reestablished since April 15, 2005 through Resolution No. 624/05 of the Energy Secretariat ("ES"), v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Electronic Gas Market ("EGM") to supply natural gas under spot conditions and secondary transportation and distribution markets, operated by Buenos Aires Stock Exchange and ruled by the SE.

In May 2005 the ES issued Resolution No. 752/05, modified by Resolution No.930/05, which establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers. Additionally, since January 1, 2006, the distributors will not be allowed to sign gas purchase contracts to supply neither General Service "P" customers with an average monthly consumption during last year of consumption higher than 9,000 m3 and lower than 150,000 m3 nor Compressed Natural Gas stations ("CNG").

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

Dated February 9, 2005, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

Dated February 28, 2006, the ES issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation , up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

As of date of issuance of these financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

MetroENERGÍA S.A. constitution

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. The Company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGÍA S.A. ("MetroENERGÍA"). The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energética S.A., holding 2,73% and 2,27% of MetroENERGÍA Common Stock respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGÍA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGÍA obtained the definitive registration as a Marketer.

Since the mentioned registration, MetroENERGÍA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGÍA has signed natural gas supply contracts with large customers, General Service "G" users and General Service "P" users with consumption in the MetroGAS distribution area up to December 31, 2006 following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies.

On January 2, 2006, MetroENERGÍA presented an administrative complaint before the MPFIyS against the ES Resolution No. 2,020/05 regarding restrictions to represent CNG stations in the purchase of natural gas within the EGM.

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customer. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the financial statements as of December 31, 2005 as stated in Note 3.5.j).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatisation process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of its principal and interest payments on all of its financial debt (Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these financial statements including those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

  To continue the process in connection with the renegotiation of the License;

  Contracts renegotiation in light of the current situation;

  To continue with the plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

  To maintain strict financial control in order to adjust financial expenditures to internally generated funds; and

  To continue with the plan to restructure all of the Company's financial indebtedness (Note 9).

The impact of the measures adopted by the Government on the Company's financial statements as of December 31, 2005 has been calculated on the basis of projections and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's financial statements may not reflect all adjustments that could result from these adverse conditions.

It is not possible to predict the outcome of the renegotiation of the License and the restructuring of financial debt or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these financial statements should take account of the foregoing therefore the financial statements should be read in light of such uncertainties.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved with certain amendments by the CPCECABA and in accordance with the resolutions issued by the CNV.

The CNV has adopted Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its General Resolution No. 459/04 establishing its applicability for fiscal years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

The CNV has issued General Resolutions No. 485 and 487 on December 29, 2005 and on January 26, 2006, respectively. Such resolutions adopted the new accounting standards issued by the CPCECABA through Resolution C.D. No. 93/2005, with some modifications. These accounting standards are binding for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The main changes caused by the enforcement of the new standards having an impact on the Company's financial statements are the following:

  The accounting standards in force, to determine if there is a valuation allowance of assets, require the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values. By the time these financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  The accounting standards in force admit, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances. By the time these financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets and to disclose it as supplementary information. As of December 31, 2005, such liability amounted to Ps. 322 million.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

As from that date, restatement of financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the IPM.

3.4. Comparative information

Balances as of December 31, 2004, disclosed in these consolidated financial statements for comparative purposes, result from the financial statements as of such date. Certain amounts in the consolidated financial statements for the year ended on December 31, 2004 were reclassified for presentation on a comparative basis with those for the current year.

3.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

The line headed PURE Resolution No. 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund corresponds to the billed charges related to transportation pipeline extension, as per ENARGAS rules (Note 2). The outstanding balance for this concept within trade receivables, corresponds to the invoicing made to customers pending of collection while the amount within accounts payable corresponds to the charges to be entered to the trust fund once they have been collected.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Other receivables and payables were valued at their nominal value incorporating financial results accrued through year-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Minimum notional income tax credit was valued based on the best estimate of the amount receivable, discounted applying the interest rate on savings accounts published by Banco de la Nación Argentina in force at the end of the year.

In accordance with CNV regulations, deferred tax credit has not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax credit amounting to Ps. 1.5 million. The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nación Argentina, in accordance with management estimates, to reflect the best estimate within the estimated term of recovery of the credit.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

g) Inventories

Warehouse materials were valued at their year-end replacement cost.

The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2005 issued by the company.

The accounting standards used by MetroENERGÍA for preparing the financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003.

The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 the amount of interest capitalized during the year ended December 31, 2005 and 2004 amounted to Ps. 1,536 thousand and Ps. 883 thousand, respectively. During the years ended December 31, 2005 and 2004, the Company capitalized Ps. 4,452 thousand and Ps. 2,142 thousand, respectively, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of these assets is less than recoverable value at the end of the year.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Financial debt	Other	Valuation allowance	Total
	Thousands of Ps.
Balances as of December 31, 2004	299,475	12,734	21,397	18,741	(196,212)	156,135
Movements of the year	(11,655)	(4,148)	(10,699)	3,667	26,372	3,537
Balances as of December 31, 2005	287,820	8,586	10,698	22,408	(169,840)	159,672

Deferred liabilities

	Fixed assets	Other	Total
	Thousands of Ps.
Balances as of December 31, 2004	(9,507)	(4,437)	(13,944)
Movements of the year	(1,022)	(2,515)	(3,537)
Balances as of December 31, 2005	(10,529)	(6,952)	(17,481)

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company at December 31, 2005 amount to approximately Ps. 287,820 thousand and Ps. 299,475 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 257,925 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 169,840 thousand and Ps. 196,212 thousand at the end and beginning of year, respectively.

Net deferred assets at the beginning and end of the year derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

Below is the reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before income tax:

	December 31,
	2005	2004
	Thousands of Ps.
Income tax expense (benefit) calculated using the statutory rate over pre-tax income (loss)	9,944	(43,042)
Permanent Differences
Restatement into constant currency	18,035	19,737
Non deductible expenses and non- computable income	(1,607)	(2,275)
Valuation allowance on deferred income tax assets	(26,372)	25,580
Total income tax	-	-

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

NOTE 3 - BASES OF PRESENTATION OF THE FINANCIAL STATEMENTS

(Contd.)

l) Severance pay

Severance pay is expensed when paid.

m) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account. Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year. Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value.

3.6. Basic and diluted income (loss) per share

Basic and diluted income (loss) per share are calculated based on weighted average shares at December 31, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

As of December 31, 2005 and 2004 investments include "BODEN" bearing interest at an annual rate of 1.06%. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (Note 2).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

During fiscal year 2005 Gas Argentino shares were transferred as follows:

-On October 31, 2005 YPF S.A. notified MetroGAS the transfer of all its shares in Gas Argentino on behalf of YPF Inversora Energética S.A.

-On November 30, 2005 British Gas International B.V. notified MetroGAS the transfer of all its shares in Gas Argentino on behalf of BG Inversiones Argentinas S.A.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2005, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A.

  Rendering of services and sales of gas transportation to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2005 and 2004 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-month period beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of (i) the Argentine financial crisis (Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of December 31, 2005 and 2004, indicating the average interest rates and maturity date for each item:
	December 31,
	2005		2004
Financial Debt	Interest Rate	Maturity	Interest Rate	Maturity

Medium-Term Negotiable Obligations - 1998 Global Program: Series A Series B Series C	9 7/8% 7.375 % Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004	9 7/8% 7.375% Libor + 3.25%	04/01/2003 09/27/2002 05/07/2004
Overdrafts with Argentine financial institutions	8.00%	03/25/2002	8.00%	03/25/2002
Overdrafts with foreign financial institutions	7.94%-11.26%	02/19/200206/14/2002	7.94%-11.26%	02/19/2002 06/14/2002

Details regarding the amount of the nominal interest and the effect of the capitalized interest for the year ended December 31, 2005 and 2004 are as follows:
	December 31,
	2005	2004
	Thousands of Ps.
- Nominal financial cost	110,055	108,164
- Capitalized interest (Note 3.5.i))	(1,536)	(883)
Total interest charged to the results of operations	108,519	107,281

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos

Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

NOTE 9 - FINANCIAL DEBT (Contd.)

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

NOTE 9 - FINANCIAL DEBT (Contd.)

On August 12, 2002, MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

As of September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services, respectively.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent, and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE and improves its terms, permitting a high acceptance percentage since its launching. MetroGAS' proposal basically offers three options to their financial creditors:

  Cash option by which the Company offers to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, it pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

Additionally to the majority required by law for the legal approval of the APE (66.67%), MetroGAS established in its proposal the following alternatives: If the percentage of adherence is over 98% there will be a Voluntary Exchange; between 95% and 98%, it will be optional to the Company, the APE will be carried out or a Voluntary Exchange, or a combination of both alternatives; under 95% the APE will apply. If the APE is eventually accepted it will be binding to all debtors, either they accept this invitation or not.

The proposal was originally launched in Argentina and internationally, except in Italy. In order to extend this proposal to creditors from the latter country, on January 26, 2006 the documentation required by the National Committee for the Company and the Stock Exchange was presented in Italy. Once the approval is obtained by this Committee, the proposal is to be made in Italy, this would allow to have an additional adherence, consolidating the possibility of a Voluntary Exchange.

Besides the steps taken in Italy, on January 26, the Company decided to reduce from 95% to 92% the majorities required to choose for a Voluntary Exchange, at the same time it extended the due date for executing the APE, in case those majorities were not reached before. These changes are aimed to giving more flexibility to the proposal so as to end in a more effective and quicker way with the debt restructuring process.

By and large the proposal avoids reduction of capital to those creditors who choose Series 1 and/or Series 2, reduces the Company's risk of refinancing, and allows to share with creditors the benefits of a possible improvement in the financial conditions of the Company.

NOTE 9 - FINANCIAL DEBT (Contd.)

On January 24, 2006 the Company already had a 90.6% adherence to the proposal. Though such percentage allows to start legal proceedings for the APE, it has been decided to extend the due date until March 15, 2006 so as to incorporate both Italian creditors, still unable to participate, and the remaining bond holders who, for different reasons, have not adhered to the proposal yet.

As of December 31, 2005, expenses related to the financial debt restructuring, amount to Ps. 20,026 thousands, which are shown under Other current receivables.

NOTE 10 - COMMON STOCK

As of December 31, 2005, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The number of outstanding shares of each issuer's classes of common Stock as of December 31, 2005 was as follows:
Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Total	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

NOTE 10 - COMMON STOCK (Contd.)

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Additionally, the Company is prohibited by the terms of its Series C Notes (Note 9) from paying dividends during the continuation of an event of default there under.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, common stock of the said company representing 30% of its

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since unappropriated retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

As a result of the new regulations issued (Note 2), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to provisions of Resolution No. 208/04 and in compliance with Resolutions No. 752/05 and No. 930/05, which establish that the gas distribution service providers will not be able to supply since September 1, 2005 to certain clients.

On December 22, 2005 the ES passed Resolution No. 2,020/05 which rules Resolution No. 752/05. It established a new schedule to purchase natural gas in a direct way for a category of customers called General Service P and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase gas in a direct way as from March 1, 2006.

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry.

On February 9, 2005, through form letter No. 41/06, the EGM established a new extension, without a set due date, for CNG stations to present their gas requirements before such market.

On February 28, 2006, the ES issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation , up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Moreover, on February 27, 2006 the National Government announced an agreement made between natural gas producers and CNG stations to freeze current prices for CNG until December 31, 2006. Based on this, the agreement, which is to be signed by mid March 2006, will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs.

As of the date of issuance of these financial statements MetroGAS has to keep on supplying customers with consumptions over 9,000m3/month and under 15,000m3/month, since they do not have a stipulated date for the purchase of gas in a direct way.

At the time of issuing these financial statements it is neither possible to foresee the result of the renegotiation process nor to determine the final consequences that the standards above mentioned will have on the Company's procedure and results.

Based on these renegotiations, the gas supply contracted is the following:

Volumes - Daily averages for the years
	2005	2006	2007	2008	2009	2010

MMCM/d (1)	14.5	10.8	1.6	1.5	1.0	0.9
MMCF/d (2)	513.4	380.6	55.4	53.0	36.3	33.1

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Volumes - Daily averages for the years
	2005	2006	2007	2008	2009	2010

MMCM/d (1)	11.4	8.4	1.4	1.4	0.9	0.8
MMCF/d (2)	401.2	296.9	49.8	47.7	32.7	29.8
Amounts committed/year (3)	272.6	169.5	21.8	20.8	14.3	13.0

(1) Million cubic meters per day

(2) Million cubic feet per day

(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in all of its phases.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at December 31, 2005.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.5 MMCM per day, considering contracts in force as of December 31, 2005.

The Company is obligated to pay approximately Ps. 386.9 million for the period between 2005 and 2006; Ps. 378.0 million for the period between 2007 and 2008 and Ps. 1,050.6 million for the period between 2009 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its FD, SGG, SGP and firm CNG customers. This award shall be valid from June 1, 2005 to April 30, 2021. As of the day of presentation of these financial statements all transportation capacity contracted is available.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid until the year 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay, as maximum, up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years. If this is not possible the established fine will be paid.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER or, 7% of Company Net Profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover Tax - Transfer to tariff

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of December 31, 2005 and 2004 the financial statements of the Company include a current receivable of Ps. 1,547 thousand and Ps. 4,057 thousand respectively. Interest accrued at December 31, 2005 and 2004 amounts to Ps. 220 thousand and Ps. 535 thousand, respectively and have been recognized as financial and holding results from assets in the statements of operations for these years.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Autonomous City of Buenos Aires. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Río Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the CSJN and obtained an injunction. Consequently, the Province of Río Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the Province of RíoNegro continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom. MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defence with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "YPF S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compañía Argentina de Petróleo S.A. against the Province of Neuquén on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquén "MetroGAS against Province of Neuquén about request for declaratory judgment" notice has been served to MetroGAS by the representative of Neuquén Province to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1,133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquén. MetroGAS answered the petition requesting that the Province of Neuquén pay all court costs.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.3. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of December 31, 2005, the residual accounting value of the attached fixed assets amounted to Ps. 39.2 million.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse and for that reason there is no provision for contingencies registered.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy, which as of December 31 2005, amounts to Ps. 11.1 million.

MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submitted and requested claim denial. Meanwhile, on November 24, 2005 ENARGAS was informed of such circumstance re-asking to pass through the levy in question to tariffs.

Since the Company considers that the ENARGAS will authorize, in compliance to what is stated by the regulatory framework in force, the reallocation of the requested amounts to the tariff, it has not recorded a provision for contingencies in this connection..

15.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

On April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. The debt demanded from MetroGAS, corresponding to the rate for using and occupying public spaces, amounts to $30 million (including interests and fines) as of December 31, 2005. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Dirección General de Rentas ("Revenue Department"), requesting to be able to resort to the Permanent Payment Facilitation Plan ruled by Resolution No. 2,722 for the mentioned fiscal years. Another note was presented on the same date before such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004.

MetroGAS is carrying out the necessary presentations before the ENARGAS in order to have the approval to reallocate on the tariffs the requested amount corresponding to the occupancy of public space levy, for that reason, on December 31, 2005 MetroGAS has registered this concept under Other non current receivables for Ps. 35,514 thousand.

15.5. Turnover tax (Province of Buenos Aires) - Rate increase

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (approximately Ps. 7.6 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

The Company believes that the resolution to such matter will be favorable and, therefore has not recorded a provision for contingencies in this connection. Nevertheless, in the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

15.6. Rates and charges

Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps.3.8 million and stipulated a fine for Ps.0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. On December 31, 2005 the total amount demanded by the ENARGAS amounted to Ps.17.3 million, including interests and fines, which has been recorded as a provision as of December 31, 2005.

15.7. Executives proceedings

At the time of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a lien upon a building belonging to MetroGAS located in the Autonomous City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of December 31, 2005.

Other two creditors made a request for bankruptcy, which was rejected after MetroGAS made the legal deposit of the demanded amounts. At present such amounts are kept in long-term deposits, renewable every 30 days, made out to the participating Court. Both creditors filed executive suits in order to be able to collect those amounts that were deposited.

Besides, others bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 13.7 million as of December 31, 2005.

15.8. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of December 31, 2005.

Jorge E. Verruno
Chairman of the Board of Directors

METROGAS S.A.

EXHIBIT A

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

FIXED ASSETS

| MAIN ACCOUNT | ORIGINAL VALUE | | | | | DEPRECIATION (1) | | | | | NET BOOK VALUE 12-31-05 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AT BEGINNING OF YEAR | INCREASE | TRANSFERS | RETIREMENTS | AT END OF YEAR | ACCUMULATED AT BEGINNING OF YEAR | RETIREMENT | FOR THE YEAR | | ACCUMULATED AT END OF YEAR | |
| | | | | | | | | ANNUAL RATE | AMOUNT (2) | | |
| | Thousands of Ps. | | | | | | | | | | |
| Land | 17,501 | - | - | - | 17,501 | - | - | - | - | - | 17,501 |
| Building and civil constructions | 75,564 | - | - | - | 75,564 | 16,781 | - | 2% | 1,609 | 18,390 | 57,174 |
| High pressure mains | 264,731 | - | 717 | (1,982) | 263,466 | 125,589 | (776) | 2.22% to 10% | 9,889 | 134,702 | 128,764 |
| Medium and low pressure mains | 1,504,956 | - | 2,407 | (27,992) | 1,479,371 | 351,856 | (8,088) | 1.19% to 10% | 35,987 | 379,755 | 1,099,616 |
| Pressure regulating stations | 57,539 | - | 337 | (181) | 57,695 | 26,841 | (145) | 4% to 12.5% | 2,105 | 28,801 | 28,894 |
| Consumption measurement installations | 358,526 | - | 5,311 | (37,495) | 326,342 | 101,593 | (36,827) | 2.85% to 5% | 27,280 | 92,046 | 234,296 |
| Other technical installations | 46,930 | - | - | - | 46,930 | 26,996 | - | 6.67% | 2,913 | 29,909 | 17,021 |
| Machinery, equipment and tools | 25,849 | - | 291 | - | 26,140 | 22,615 | - | 6.67% to 20% | 930 | 23,545 | 2,595 |
| Computer and telecommunications equipment | 150,076 | - | 896 | (416) | 150,556 | 127,770 | (416) | 5% to 50% | 8,203 | 135,557 | 14,999 |
| Vehicles | 9,935 | - | 410 | (310) | 10,035 | 9,159 | (310) | 10% to 20% | 596 | 9,445 | 590 |
| Furniture and fixtures | 5,450 | - | 3 | - | 5,453 | 5,389 | - | 10% to 20% | 10 | 5,399 | 54 |
| Materials | 4,214 | 8,701 | (8,370) | (200) | 4,345 | - | - | - | - | - | 4,345 |
| Gas in pipelines | 214 | - | - | - | 214 | - | - | - | - | - | 214 |
| Work in progress | 22,115 | 35,060 | (366) | - | 56,809 | - | - | - | - | - | 56,809 |
| Advances to fixed assets suppliers | 348 | 2,339 | (2,511) | - | 176 | - | - | - | - | - | 176 |
| Subtotal | 2,543,948 | 46,100 | (875) | (68,576) | 2,520,597 | 814,589 | (46,562) | - | 89,522 | 857,549 | 1,663,048 |
| Distribution network extensions constructed by third parties | 52,489 | - | 1,551 | - | 54,040 | 7,537 | - | 1.82% to 2.38% | 1,033 | 8,570 | 45,470 |
| Offsetting item for distribution network extensions | (2,132) | - | (676) | 1 | (2,807) | (82) | - | 2% to 2.38% | (55) | (137) | (2,670) |
| Allowance for obsolescence of materials (Exhibit E) | (1,438) | (306) | - | - | (1,744) | - | - | - | - | - | (1,744) |
| Allowance for fixed assets (Exhibit E) | (10,784) | - | - | 10,784 | - | - | - | - | - | - | - |
| Total as of December 31, 2005 | 2,582,083 | 45,794 | - | (57,791) | 2,570,086 | 822,044 | (46,562) | - | 90,500 | 865,982 | 1,704,104 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total as of December 31, 2004 | 2,564,265 | 20,492 | - | (2,674) | 2,582,083 | 736,920 | (868) | - | 85,992 | 822,044 | 1,760,039 |

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

ALLOWANCES

MAIN ACCOUNT	December 31, 2005					December 31, 2004
	BALANCE AT BEGINNING OF YEAR	INCREASE/RECOVERY		DECREASE	BALANCE AT END OF YEAR	BALANCE AT END OF YEAR
	Thousands of Ps.					
Deducted from assets						
For doubtful accounts	73,952	(11,248)	(1)	(29,965)	32,739	73,952
For obsolescence of materials						
Inventories	846	135	(3)	-	981	846
Fixed assets	1,438	306	(3)	-	1,744	1,438
Valuation allowance for fixed assets	10,784	-		(10,784)	-	10,784
Valuation allowance on deferred income tax assets	196,212	(26,372)	(2)	-	169,840	196,212
Total	283,232	(37,179)		(40,749)	205,304	283,232
Included in the liabilities						
Contingencies reserve	1,924	1,391	(1)	-	3,315	1,924
Total	1,924	1,391		-	3,315	1,924

Notes:
(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Income tax (Note 3.5.j)).
(3) Charged in results in the line Sundry materials of Exhibit H.

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004

FOREIGN CURRENCY ASSETS AND LIABILITIES

| MAIN ACCOUNT | December 31, 2005 | | | | December 31, 2004 | | |
|---|---|---|---|---|---|---|---|
| | FOREIGN CURRENCY AND AMOUNT | | EXCHANGE RATE | BOOK VALUE | FOREIGN CURRENCY AND AMOUNT | | BOOK VALUE |
| | Thousands | | | Thousands of Ps. | Thousands | | 0 |
| ASSETS | | | | | | | |
| CURRENT ASSETS | | | | | | | |
| Cash and banks | | | | | | | |
| Cash | US$ | 4 | 2.9920 | 12 | US$ | 4 | 11 |
| | LBE | 4 | 5.1406 | 21 | LBE | 4 | 23 |
| | Euros | 3 | 3.5392 | 10 | Euros | 3 | 11 |
| | Real | 3 | 1.3841 | 4 | Real | 2 | 2 |
| Banks | US$ | 121,449 | 2.9920 | 363,375 | US$ | 114,476 | 336,444 |
| | Euros | 20,167 | 3.5392 | 71,376 | Euros | - | - |
| Other receivables | US$ | 344 | 2.9920 | 1,029 | US$ | 564 | 1,657 |
| Total Current Assets | | | | 435,827 | | | 338,148 |
| TOTAL ASSETS | | | | 435,827 | | | 338,148 |
| LIABILITIES | | | | | | | |
| CURRENT LIABILITIES | | | | | | | |
| Accounts payable | US$ | 156 | 3.0320 | 473 | US$ | 93 | 277 |
| Financial debts | | | | | | | |
| Overdrafts with foreign financial institutions | US$ | 50,000 | 3.0320 | 151,600 | US$ | 50,000 | 148,950 |
| Negotiable bonds (face value) | US$ | 230,000 | 3.0320 | 697,360 | US$ | 230,000 | 685,170 |
| | Euros | 109,500 | 3.5869 | 392,766 | Euros | 110,000 | 446,512 |
| Interest and other expenses payable to foreign financial institutions | US$ | 79,692 | 3.0320 | 241,626 | US$ | 54,998 | 163,838 |
| | Euros | 26,313 | 3.5869 | 94,383 | Euros | 18,321 | 74,368 |
| Total Current Liabilities | | | | 1,578,208 | | | 1,519,115 |
| TOTAL LIABILITIES | | | | 1,578,208 | | | 1,519,115 |

US$: United States Dollars
LBE: Pounds Sterling

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

EXPENSES INCURRED

| MAIN ACCOUNT | December 31, 2005 | | | | | | December 31, 2004 |
|---|---|---|---|---|---|---|---|
| | FIXED ASSETS EXPENSES | OPERATING EXPENSES GAS SALES | OPERATING EXPENSES PROCESSED NATURAL GAS | ADMINISTRATIVE EXPENSES | SELLING EXPENSES | TOTAL | TOTAL |
| | Thousands of Ps. | | | | | | |
| Payroll and other employees benefits | 3,071 | 15,841 | - | 17,494 | 15,758 | 52,164 | 42,963 |
| Social security contributions | 1,121 | 4,237 | - | 3,672 | 4,329 | 13,359 | 11,124 |
| Directors´and members of Surveillance committee fee | - | - | - | 359 | - | 359 | 230 |
| Fees for professional services | - | 685 | - | 3,872 | 231 | 4,788 | 4,395 |
| Technical operator´s fees | - | 5,056 | - | - | - | 5,056 | 4,638 |
| Sundry materials | - | 2,599 | - | - | - | 2,599 | 3,108 |
| Fees for sundry services | - | 2,228 | - | 1,019 | 4,880 | 8,127 | 6,968 |
| Postage, telephone and fax | - | 246 | - | 998 | 3,059 | 4,303 | 3,912 |
| Leases | - | 7 | - | 1,580 | 609 | 2,196 | 3,986 |
| Transportation and freight charges | - | - | - | 294 | - | 294 | 245 |
| Office materials | - | 236 | - | 1,065 | 160 | 1,461 | 1,292 |
| Travelling expenses | - | 263 | - | 354 | 67 | 684 | 752 |
| Insurance premium | - | - | - | 2,557 | 8 | 2,565 | 3,878 |
| Fixed assets maintenance | - | 6,422 | - | 4,760 | 291 | 11,473 | 10,675 |
| Fixed assets depreciation | - | 80,794 | - | 9,706 | - | 90,500 | 85,992 |
| Taxes, rates and contributions | - | 2,889 | 362 | 2,744 | 28,146 | 34,141 | 29,696 |
| Publicity | - | - | - | - | 1,238 | 1,238 | 902 |
| Allowance for doubtful accounts | - | - | - | - | (11,248) | (11,248) | 7,871 |
| Bank expenses and commissions | - | - | - | 58 | 5,073 | 5,131 | 4,954 |
| Interest on financial operations | 1,536 | - | - | - | - | 1,536 | 883 |
| Contingencies reserve | - | - | - | 1,391 | - | 1,391 | - |
| Others | 260 | 14,662 | - | 3,887 | 110 | 18,919 | 14,154 |
| Total as of December 31, 2005 | 5,988 | 136,165 | 362 | 55,810 | 52,711 | 251,036 | 242,618 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total as of December 30, 2004 | 3,025 | 122,561 | 682 | 51,989 | 64,361 | 242,618 |

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004

SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE NATIONAL SECURITIES COMMISSION

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistics and Census.

The CNV has adopted Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its General Resolution No. 459/04 establishing its applicability for fiscal years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The Company has consolidated line by line its balance sheet as of December 31, 2005 as well as its statements of income and cash flow for the fiscal year ended on that date with the financial statements of its controlled company (MetroENERGÍA S.A.) in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

The CNV has issued General Resolutions No. 485 and 487 on December 29, 2005 and on January 26, 2006, respectively. Such resolutions adopted the new accounting standards issued by the CPCECABA through Resolution C.D. No. 93/2005, with some modifications. These accounting standards are binding for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The main changes caused by the enforcement of the new standards having an impact on the Company's consolidated financial statements are the following:

  The accounting standards in force, to determine if there is a valuation allowance of assets, require the book value of the asset to be compared to the cash flow that it itself will generate at nominal value. The recently adopted standards demand such comparison to be made with the cash flow at present values. By the time these consolidated financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  The accounting standards in force admit, under certain circumstances, some receivables and liabilities to be valuated at discounted values taking into account the interest rate from the Banco de la Nación Argentina applicable to Unrestricted Saving Accounts. This possibility is not admitted by the new accounting standards, which require, a market rate to be generally applied, and as an exception, other receivables and liabilities to be valuated at nominal value under certain circumstances. By the time these consolidated financial statements are issued, the Company is analyzing the impact caused by this new criterion.

  The Company, in accordance to the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets and to disclose it as supplementary information. As of December 31, 2005, such liability amounted to Ps. 322 million.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the consequent increase of internal prices.

Moreover, such Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

The Company entered into agreements with these characteristics, being the most important the ones related to the purchase of natural gas, essential for the rendering of the licensed service. In accordance to what was stipulated in the Agreement for Implementing of the Scheme for the Normalization of Natural Gas Prices and to the renegotiation of all the agreements entered into with the Company's suppliers of natural gas and subject to a continuous compliance by the National Government of all liabilities taken in this agreement, gas producers who have accepted the renegotiation have committed themselves to suspend actions and/or proceedings issued against gas distributing licensees corresponding to claims arising from the mentioned Law; which suspension would become a final waiver on December 31, 2006.

Moreover, the provisions of the Emergency Law modify standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly, those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

The situations previously described, have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

According to what was described in Note 2 to individual financial statements, the Company's Management has implemented an action plan to reverse the hard context impact on MetroGAS' operations. In such note, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On September 30, 1997 National Gas Regulatory Authority ("ENARGAS") issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Investment Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Investment Factor was applied to residential, small and medium-sized commercial and industrial consumers, sub-distributors and compressed natural gas ("CNG").

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff chart without including the US Producer Price Index adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action which resolution is pending as of the date of issuance of these financial statements.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariff chart expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002.

Executive Order No. 181 issued on February 13, 2004, created new categories of residential customers (R1, R2 and R3) and Small General Service (P1, P2 and P3). Tariffs applicable to all residential categories and to P1 and P2 categories did not suffer the increase of the gas price at wellhead passed through.

On April 29, 2004, Resolution No. 415 of the Energy Secretariat established the Program for the Rational Use of Energy, based on incentives and additional charges for excess of consumption. The objective of this program is to encourage residential and commercial customers to reduce or not to increase their gas consumption with reference to the same period of 2003, in order to have more gas available for industrial use. Residential customers R1, R2, R3, and customers of the P General Service, whose monthly annual average consumption classifies them in the first or second stage of the category, shall be active players of the program. The program, valid for one year and extendable upon criterion of the Energy Secretariat, was suspended from September 15, 2004 to April 30, 2005, and resumed from April 15 to September 30, 2005 by Resolution No. 624/05 of the Energy Secretariat.

On May 11, 2004 the ENARGAS by means of Resolution No. 3,014 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from May 1, 2004 to September 30, 2004.

On October 28, 2004 the ENARGAS by means of Resolution No. 3,092 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

On June 8, 2005 ENARGAS temporary approved, through Resolution No. 3,208, the tariff chart expressed in pesos and applicable from May 1 to June 30, 2005. On July 12, 2005 ENARGAS temporary approved, through Resolution No. 3,227, a new tariff chart that replaces the one approved by Resolution No. 3,208, applicable for the period May 1 to June 30, 2005.

The abovementioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

Analysis of Operations for the years ended December 31, 2005 and 2004

The Company's sales during the year ended December 31, 2005, increased 9.6% and operating costs increased 9.5% compared to the previous year, thus producing an increase in gross profit of Ps. 17,393 thousand, amounting to Ps. 192,322 thousand during the year ended December 31, 2005 compared to Ps. 174,929 thousand in the previous year.

During the year ended December 31, 2005 an operating income of Ps. 82,655 thousand was recorded compared to Ps. 58,579 thousand recorded in the previous year.

During the year ended December 31, 2005 a financial and holding loss of Ps. 56,275 thousand was recorded compared to a loss of Ps. 182,955 thousand recorded in the previous year. Such variation was mainly a consequence of interests and of the fluctuation in the exchange rate applicable to the financial debt in foreign currency.

The Company's net income for the year ended December 31, 2005 amounted to Ps. 28,411 thousand compared to a net loss of Ps. 122,977 thousand for the previous year.

Operating results and financial position

Sales

The Company's sales during the year ended December 31, 2005 increased by 9.6%, amounting to Ps. 891,992 thousand compared to Ps. 814,072 thousand in the previous year. Such increase was mainly due to an increase in the gas price included in the tariffs according to the tariff charts approved by ENARGAS on a temporary basis on May 11, 2004, October 28, 2004, June 8, 2005 and July 12, 2005.

Sales to residential customers during the year ended December 31, 2005 decreased by 0.7% amounting to Ps. 378,293 thousand compared to Ps. 380,962 thousand in the previous year, due to a decrease in sales tariff. Furthermore, delivered volumes to residential customers increased by 4.2% during the year 2005 compared to year 2004, mainly due to lower average temperatures recorded in the current year.

Sales to power plants increased by 18.0% during the year 2005 compared to the previous year. This increase was mainly due to the increase in the gas price and higher gas consumption of steam turbines, which have higher prices of transportation and distribution than combined cycle power plants. The volumes decreased by 6.6% mainly due to the increase of hydraulic generation.

Sales to industrial, commercial and governmental customers increased by 15.8% during the year 2005 compared to the previous year mainly due to the increase in the gas price included in the tariff which was approved by ENARGAS as from May 2004, October 2004, June 2005 and July 2005 and increases derived from contract renegotiations with certain customers. Furthermore, delivered volumes increased by 2.6% during the year 2005 compared to the year 2004.

Sales of CNG during the year 2005 increased by 27.4% compared to the previous year mainly due to an increase in the gas price included in the tariff. Furthermore CNG delivered volumes during the year 2005 increased by 1.3% compared to the previous year due to an increase in converted vehicles to CNG as a consequence of the lower price of this fuel against its alternatives.

Sales of gas for processing during the year 2005 decreased by 1.4% compared to the previous year, due to a decrease by 20.4% in delivered volumes partially offset by an increase in the gas price.

The following chart shows the Company's sales by customer category for the years ended December 31, 2005 and 2004, expressed in thousands of pesos:
	For the year ended December 31, 2005	% of Sales	For the year ended December 31, 2004	% of Sales
Gas sales:
Residential	378,293	42.4	380,962	46.8
Power Plants	115,042	12.9	111,245	13.7
Industrial, Commercial and Governmental	137,207	15.4	134,027	16.5
Compressed Natural Gas	117,277	13.1	92,020	11.3
Subtotal	747,819	83.8	718,254	88.3
Transportation and Distribution Services
Power Plants	70,909	8.0	46,276	5.7
Industrial, Commercial and Governmental	51,895	5.8	29,217	3.6
Subtotal	122,804	13.8	75,493	9.3
Processed Natural Gas	20,034	2.3	20,325	2.4
Selling commission	1,335	0.1	-	-
Total of Sales	891,992	100.0	814,072	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the years ended December 31, 2005 and 2004, expressed in million of cubic meters:
	For the year ended December 31, 2005	% of Volume of Gas Delivered	For the year ended December 31, 2004	% of Volume of Gas Delivered
Gas sales:
Residential	1,792.2	22.7	1,719.8	21.3
Power Plants	988.2	12.5	1,259.2	15.6
Industrial, Commercial and Governmental	844.6	10.7	915.9	11.3
Compressed Natural Gas	712.4	9.0	703.3	8.7
Subtotal	4,337.4	54.9	4,598.2	56.9
Transportation and Distribution Services
Power Plants	2,783.8	35.3	2,779.8	34.4
Industrial, Commercial and Governmental	635.1	8.0	526.3	6.5
Subtotal	3,418.9	43.3	3,306.1	40.9
Processed Natural Gas	139.9	1.8	175.8	2.2
Total delivered volume	7,896.2	100.0	8,080.1	100.0

Operating costs

Operating costs totaled Ps. 699,670 thousand during the year ended December 31, 2005, representing a 9.5% increase compared to Ps. 639,143 thousand recorded in the previous year. This increase was mainly attributed to the 15.7% gas cost increase as a result of the implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System and the increase of payroll and social contributions.

During the year 2005, 5,140.3 million of cubic meters were acquired representing a decrease of 5.3% compared to the gas volumes purchased in the year 2004. This decrease was mainly due to the lower volume delivered mainly to power plants.

Gas transportation costs decreased from Ps. 194,902 thousand during the year ended December 31, 2004 to Ps. 191,844 thousand during the year 2005. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the years ended December 31, 2005 and 2004, the Company capitalized Ps. 4,452 thousand and Ps. 2,142 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for years ended December 31, 2005 and 2004, expressed in thousands of pesos:
	For the year ended December 31, 2005	% of Total Operating Costs	For the year ended December 31, 2004	% of Total Operating Costs

Gas purchases	371,299	53.1	320,998	50.2
Gas transportation	191,844	27.4	194,902	30.5
Depreciation of fixed assets	80,794	11.5	75,710	11.8
Payroll and social contributions	24,270	3.5	19,437	3.0
Fixed assets maintenance	6,422	0.9	7,526	1.3
Technical operator's fees	5,056	0.7	4,638	0.7
Sundry materials	2,599	0.4	3,108	0.5
Fees for sundry services	2,228	0.3	1,879	0.3
Other operating expenses	19,610	2.8	13,087	2.0
Capitalization of operating costs in fixed assets	(4,452)	(0.6)	(2,142)	(0.3)
Total	699,670	100.0	639,143	100.0

Administrative expenses

Administrative expenses increased by 7.8% from Ps. 51,989 thousand during the year ended December 31, 2004 to Ps. 56,043 thousand during the year 2005. This increase was mainly due to higher payroll and social contributions and fixed assets maintenance, partially offset by a decrease in leases and a reduction in insurance expenses.

Selling expenses

Selling expenses decreased by 16.7% from Ps. 64,361 thousand during the year ended December 31, 2004 to Ps. 53,624 thousand in the year 2005. This decrease was mainly due to the recovery of the allowance for doubtful accounts, partially offset by higher payroll and social contributions and taxes, rates and contributions.

Financing and holding results

Financing and holding results for the year ended December 31, 2005 totaled a loss of Ps. 56,275 thousand compared to a loss of Ps. 182,955 thousand in the previous year. Such variation was a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency with financial entities out of the Argentine financial system.

Other income, net

Other income net, for the year ended December 31, 2005 totaled a gain of Ps. 2,979 thousand compared to a gain of Ps. 1,399 thousand recorded in the previous year. This increase was mainly generated by larger income from fines to contractors and suppliers, leases and fixed assets sale.

Income tax

During the year ended December 31, 2005, the Company registered Ps. 867 thousand as charge for income tax corresponding to its participation in MetroENERGÍA, while in the previous year no charge had been registered.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 199,345 thousand during the year ended December 31, 2005 while during the previous year were Ps. 160,607 thousand. The increase in net cash flows provided by operating activities was mainly due to the net income of the year 2005 compared to the loss of the year 2004, partially offset by higher cash flows required by working capital.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 44,565 thousand during the year ended December 31, 2005 compared to Ps. 31,090 thousand used during the previous year.

Liquidity and capital resources

Financing

As of December 31, 2005, the total indebtedness of the Company was Ps. 1,673,107 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the BCBA decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of its financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002 MetroGAS made a payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002; (ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court preventive agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services, respectively.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as co-trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE, issued on November 7, 2003. The deadline to subscribe this new APE is March 15, 2006. As of January 26, 2006 the new APE percentage of adherence was 90.6%.

Capitalization

The Company's total capitalization as of December 31, 2005 amounted to Ps. 2,354,259 thousand, consisting of Ps. 1,673,107 thousand short-term financial debt and Ps. 681,152 thousand shareholders' equity.

Comparative consolidated balance sheet

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's consolidated financial statements as of December 31, 2005, due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005 and the financial statements as of December 31, 2004, 2003, 2002 and 2001, in constant Argentine pesos as of March 1, 2003.
	12.31.05	12.31.04	12.31.03	12.31.02	12.31.01
Thousands of Ps.
Current Assets	741,794	476,392	322,519	221,090	365,197
Non-current Assets	1,928,322	1,946,486	2,007,439	2,110,840	2,030,775
Total Assets	2,670,116	2,422,878	2,329,958	2,331,930	2,395,972
Current Liabilities	1,944,719	1,758,129	1,546,834	1,542,245	615,490
Non-current Liabilities	44,153	12,008	7,406	3,721	522,551
Total Liabilities	1,988,872	1,770,137	1,554,240	1,545,966	1,138,041
Minority interest	92	-	-	- ,	-
Shareholders' Equity	681,152	652,741	775,718	785,964	1,257,931
Total	2,670,116	2,422,878	2,329,958	2,331,930	2,395,972

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statement of income for the year ended December 31, 2005, and the statements of income for the years ended December 31, 2004, 2003, 2002 and 2001, in constant Argentine pesos as of March 1, 2003.

12.31.05		12.31.04	12.31.03	12.31.02	12.31.01
Thousands of Ps.
Gross profit	192,322	174,929	144,753	172,875	452,548
Administrative and selling expenses	(109,667)	(116,350)	(114,781)	(176,021)	(224,796)
Operating income	82,655	58,579	29,972	(3,146)	227,752
Financial and holding results	(56,275)	(182,955)	7,075	(685,600)	(56,698)
Other income, net	2,979	1,399	(1,386)	1,327	(1,516)
Minority interest	(81)	-	-	-	-
Income (loss) before income tax	29,278	(122,977)	35,661	(687,419)	169,538
Income tax	(867)	-	(45,907)	197,509	(61,523)
Ordinary income (loss)	28,411	(122,977)	(10,246)	(489,910)	108,015
Extraordinary results	-	-	-	-	(47,704)
Net income (loss)	28,411	(122,977)	(10,246)	(489,910)	60,311

Comparative statistical data

The chart below shows a summary of operating data for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.
	12.31.05	12.31.04	12.31.03	12.31.02	12.31.01
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	5,140,295	5,428,853	3,866,739	3,586,212	3,803,240
Gas contracted by third parties	3,643,676	3,544,264	3,587,942	2,854,905	3,193,506
	8,783,971	8,973,117	7,454,681	6,441,117	6,996,746
Volume of gas withheld:
-Transportation	(568,746)	(576,457)	(499,486)	(447,558)	(490,597)
-Loss in distribution	(311,856)	(307,618)	(299,931)	(224,777)	(187,977)
-Transportation and processing gas production	(7,148)	(8,978)	(3,000)	(13,000)	(6,539)
Volume of gas delivered	7,896,221	8,080,064	6,652,264	5,755,782	6,311,633

Comparative ratios

The chart below contains certain financial ratios as of December 31, 2005, 2004, 2003, 2002 and 2001.
	12.31.05	12.31.04	12.31.03	12.31.02	12.31.01

Liquidity	0.38	0.27	0.21	0.14	0.59
Solvency	0.34	0.37	0.50	0.51	1.11
Immobilization	0.72	0.80	0.86	0.91	0.85
Profitability	0.04	(0.17)	(0.01)	(0.48)	0.05

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
December	2001	0.68	6.50
December	2002	0.55	1.43
December	2003	1.98	6.44
January	2004	1.85	6.00
February	2004	1.67	5.65
March	2004	1.60	5.35
April	2004	1.38	4.90
May	2004	1.15	4.08
June	2004	1.12	3.71
July	2004	1.05	3.71
August	2004	1.11	3.75
September	2004	1.35	4.46
October	2004	1.30	4.22
November	2004	1.13	3.99
December	2004	1.30	4.26
January	2005	1.37	4.45
February	2005	1.36	4.76
March	2005	1.35	4.52
April	2005	1.33	4.45
May	2005	1.35	4.65
June	2005	1.26	4.40
July	2005	1.29	4.75
August	2005	1.32	4.69
September	2005	1.45	4.89
October	2005	1.45	4.70
November	2005	1.36	4.59
December	2005	1.30	4.09

(1) Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, March 8, 2006.

Jorge E. Verruno
Chairman of the Board of Directors